Exhibit 99.1

TELUS CORPORATION CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) JUNE 30, 2026

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Six months
Periods ended June 30 (millions except per share amounts)	Note	2026	2025	2026	2025
OPERATING REVENUES
Service		$4,442	$4,491	$8,926	$8,934
Equipment		478	540	983	1,115
Operating revenues (arising from contracts with customers)	6	4,920	5,031	9,909	10,049
Other income	7	9	51	33	90
Operating revenues and other income		4,929	5,082	9,942	10,139
OPERATING EXPENSES
Goods and services purchased	16	1,869	1,858	3,725	3,705
Employee benefits expense	8, 16	1,472	1,545	3,107	3,011
Depreciation	17	591	601	1,174	1,193
Amortization of intangible assets	18	434	403	839	803
Impairment of intangible assets and goodwill	18	2,135	500	2,135	500
		6,501	4,907	10,980	9,212
OPERATING INCOME (LOSS)		(1,572)	175	(1,038)	927
Financing costs	9	420	373	755	717
INCOME (LOSS) BEFORE INCOME TAXES		(1,992)	(198)	(1,793)	210
Income taxes	10	(162)	47	(107)	154
NET INCOME (LOSS)		(1,830)	(245)	(1,686)	56
OTHER COMPREHENSIVE INCOME	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(112)	(3)	(112)	(14)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		62	(78)	103	(18)
		(50)	(81)	(9)	(32)
Items never subsequently reclassified to income
Change in measurement of investment financial assets		(2)	3	(7)	7
Employee defined benefit plan re-measurements		(1)	27	12	26
		(3)	30	5	33
		(53)	(51)	(4)	1
COMPREHENSIVE INCOME (LOSS)		$(1,883)	$(296)	$(1,690)	$57
NET INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares		$(1,840)	$7	$(1,704)	$328
Non-controlling interests		10	(252)	18	(272)
		$(1,830)	$(245)	$(1,686)	$56
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares		$(1,893)	$10	$(1,708)	$374
Non-controlling interests		10	(306)	18	(317)
		$(1,883)	$(296)	$(1,690)	$57
NET INCOME (LOSS) PER COMMON SHARE	12
Basic		$(1.17)	$—	$(1.09)	$0.22
Diluted		$(1.17)	$—	$(1.09)	$0.22
TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,574	1,525	1,568	1,519
Diluted		1,574	1,530	1,568	1,524

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2|June 30, 2026

condensed interim consolidated statements of financial position	(unaudited)

		June 30,	December 31,
As at (millions)	Note	2026	2025
ASSETS
Current assets
Cash and temporary investments, net		$1,387	$2,621
Accounts receivable	6(b)	3,519	3,797
Income and other taxes receivable		227	173
Inventories	1(b)	461	482
Contract assets	6(c)	433	457
Costs incurred to obtain or fulfill contracts with customers	20	335	413
Prepaid maintenance and other		601	421
Current derivative assets	4(d)	142	8
		7,105	8,372
Non-current assets
Property, plant and equipment, net	17	17,819	17,503
Intangible assets, net	18	19,928	20,328
Goodwill, net	18	8,897	10,460
Contract assets	6(c)	263	274
Other long-term assets	20	2,800	2,676
		49,707	51,241
		$56,812	$59,613

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$1,225	$920
Accounts payable and accrued liabilities	23	3,459	3,494
Income and other taxes payable		140	141
Dividends payable	13	659	649
Advance billings and customer deposits	24	980	1,053
Provisions	25	393	300
Current maturities of long-term debt	26	3,802	3,102
Current derivative liabilities	4(d)	21	30
		10,679	9,689
Non-current liabilities
Provisions	25	572	661
Long-term debt	26	26,429	27,437
Other long-term liabilities	27	975	955
Deferred income taxes		4,068	4,292
		32,044	33,345
Liabilities		42,723	43,034
Owners’ equity
Common equity	28	13,281	15,775
Non-controlling interests		808	804
		14,089	16,579
		$56,812	$59,613
Contingent liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

June 30, 2026|3

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
						Accumulated		Non-
		Common Shares (Note 28)			Retained	other		controlling
		Number of	Share	Contributed	earnings	comprehensive		interests
(millions)	Note	shares	capital	surplus	(deficit)	income (loss)	Total	(Note 28(b))	Total
Balance as at January 1, 2025		1,504	$13,124	$1,081	$1,520	$(105)	$15,620	$1,178	$16,798
Net income (loss)		—	—	—	328	—	328	(272)	56
Other comprehensive income	11	—	—	—	26	20	46	(45)	1
Dividends	13	—	—	—	(1,244)	—	(1,244)	—	(1,244)
Dividends reinvested and optional cash payments	13(b), 14(c)	21	409	—	—	—	409	—	409
Equity accounted share-based compensation		—	—	70	—	—	70	(4)	66
Change in ownership interests of subsidiaries	28(b)	—	—	(9)	—	—	(9)	25	16
Balance as at June 30, 2025		1,525	$13,533	$1,142	$630	$(85)	$15,220	$882	$16,102
Balance as at January 1, 2026		1,549	$14,096	$1,577	$98	$4	$15,775	$804	$16,579
Net income (loss)		—	—	—	(1,704)	—	(1,704)	18	(1,686)
Other comprehensive income	11	—	—	—	12	(16)	(4)	—	(4)
Dividends	13	—	—	—	(1,312)	—	(1,312)	—	(1,312)
Dividends reinvested and optional cash payments	13(b), 14(c)	25	438	—	—	—	438	—	438
Equity accounted share-based compensation	14(b)	1	21	64	—	—	85	—	85
Partnership distributions to non-controlling interest		—	—	—	—	—	—	(14)	(14)
Issue of shares in business combination	25	—	3	—	—	—	3	—	3
Balance as at June 30, 2026		1,575	$14,558	$1,641	$(2,906)	$(12)	$13,281	$808	$14,089

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4|June 30, 2026

condensed interim consolidated statements of cash flows	(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
OPERATING ACTIVITIES
Net income (loss)	$(1,830)	$(245)	$(1,686)	$56
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,025	1,004	2,013	1,996
Impairment of intangible assets and goodwill (Note 18)	2,135	500	2,135	500
Income tax expense (recovery) (Note 10)	(162)	47	(107)	154
Income taxes paid, net	(12)	(143)	(128)	(297)
Investment tax credits and tax other	(7)	(15)	(15)	(27)
Share-based compensation expense, net (Note 14(a))	52	37	83	79
Net employee defined benefit plans expense (Note 15(a))	18	14	31	29
Employer contributions to employee defined benefit plans (Note 15(a))	(4)	(5)	(9)	(10)
Gain on contributions of real estate to joint ventures (Notes 7, 21)	(10)	—	(15)	(8)
(Income) loss from equity accounted investments, net (Notes 7, 21)	—	(2)	(1)	(2)
Other	(30)	(23)	(45)	(34)
Net change in non-cash operating working capital (Note 31(a))	167	(3)	136	(193)
Cash provided by operating activities	1,342	1,166	2,392	2,243
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences (Note 31(a))	(597)	(598)	(1,354)	(1,252)
Cash payments for spectrum licences (Note 18(a))	(55)	—	(373)	—
Cash payments for acquisitions, net	—	(450)	—	(461)
Advances to, and investment in, real estate joint ventures and associates (Note 21)	(1)	—	(1)	—
Real estate joint venture receipts (Note 21)	—	—	6	1
Proceeds on disposition	—	7	9	73
Investment in portfolio investments and other	(19)	(52)	(103)	(56)
Cash used by investing activities	(672)	(1,093)	(1,816)	(1,695)
FINANCING ACTIVITIES (Note 31(b))
Dividends paid to holders of Common Shares (Note 13(a))	(434)	(405)	(864)	(807)
Issue (repayment) of short-term borrowings, net	309	(390)	312	9
Long-term debt issued	1,351	6,469	2,711	8,132
Redemptions and repayment of long-term debt (Note 26)	(1,802)	(3,048)	(3,955)	(5,038)
Partnership distributions to non-controlling interest (Note 28(b))	(9)	—	(14)	—
Financing activity transaction costs and other	—	(31)	—	(31)
Cash provided (used) by financing activities	(585)	2,595	(1,810)	2,265
CASH POSITION
Increase (decrease) in cash and temporary investments, net	85	2,668	(1,234)	2,813
Cash and temporary investments, net, beginning of period	1,302	1,014	2,621	869
Cash and temporary investments, net, end of period	$1,387	$3,682	$1,387	$3,682
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(450)	$(308)	$(880)	$(679)
Interest received	$20	$17	$45	$22

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

June 30, 2026|5

notes to condensed interim consolidated financial statements	(unaudited)

JUNE 30, 2026

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, which include: mobile and fixed voice and data telecommunications services and products; healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); and digital experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries, which were wholly owned as at June 30, 2026, are TELUS Communications Inc. and TELUS Health Inc.

6|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

1	condensed interim consolidated financial statements

(a)Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2025.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2025. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS® Accounting Standards) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These consolidated financial statements for the three-month and six-month periods ended June 30, 2026, were authorized by our Board of Directors for issue on July 31, 2026.

(b)Inventories

Inventories primarily consist of mobile handsets, parts and accessories, which totalled $362 million as at June 30, 2026 (December 31, 2025 – $376 million), and communications equipment held for resale. These inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the three-month and six-month period ended June 30, 2026, totalled $0.6 billion (2025 - $0.5 billion) and $1.1 billion (2025 - $1.1 billion), respectively.

2	accounting policy developments

(a)Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

●	In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow-scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is to be de-recognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, and earlier adoption was permitted. Our existing practices were compliant with the amendments.

(b)Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied

●	In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements and does not affect the recognition and measurement requirements of IFRS Accounting Standards. The new standard will replace IAS 1, Presentation of Financial Statements.

June 30, 2026|7

notes to condensed interim consolidated financial statements	(unaudited)

Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard:

The new standard incrementally will	Current assessment of the new standard’s requirements on our future presentation and disclosure

With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard)

The presentation of certain immaterial amounts will shift among operating*, investing (new) and financing* categories of the statement of operations (as discussed further below)

With a view to improving comparability amongst entities, require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows

The classification of interest paid and interest received will shift from being within operating activities (applying the indirect method) to within financing activities and within investing activities, respectively; our existing dividend cash flow classification is compliant with the new standard

Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures which are used in public communications to share management’s views of various aspects of an entity’s performance and are derived from the statement of income and other comprehensive income**

The incremental disclosure, which may be partially duplicative of non-GAAP and other financial measures disclosures, including reconciliations, not contained within the financial statements (including disclosures and reconciliations made in management’s discussion and analysis), will be presented with other non-standardized financial measures in our segment information note (as discussed further below)

Enhance the requirements for aggregation and disaggregation of financial statement amounts	Our existing aggregation and disaggregation practices are compliant with the new standard

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are continuing to assess the impacts of the new standard and, other than as set out above, do not expect the totality of our financial disclosure to be materially affected by the application of the new standard.

Statement of income and other comprehensive income presentation Of most significance, relative to our historical practice, IFRS 18, Presentation and Disclosure in Financial Statements, will newly define what income and expenses are to be classified in the operating and financing categories of, and will newly introduce an investing category to, our statement of income and other comprehensive income.

The income and expenses arising from investments in associates and joint ventures accounted for applying the equity method will be classified in the newly introduced investing category of the statement of income and other comprehensive income. Relative to our historical practice (see Note 7), the possible effect of applying the new standard for primary financial statement purposes will be reclassifying equal and offsetting amounts between operating income* and investing income; such possible effect is not currently expected to be material.

Irrespective of an entity’s capital structure financial policies’ approach to cash management, the new standard prescribes that an entity such as ourselves classify any income generated from cash and cash equivalents as investing income. We manage our financing expense on a net basis by offsetting income on cash and cash equivalents against such expense and thus, historically, have not separately recognized such income as a revenue. Relative to our historical practice (see Note 9), the possible effect of applying the new standard for primary financial statement purposes will be to increase the investing income and financing expense* by equal and offsetting amounts; such possible effect is not currently expected to be material.

*	As presented prior to the application of the new standard.
**	Although there is no requirement for entities to use the same terminology, the new standard references this primary financial statement as the “statement of financial performance”.

8|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

The new standard requires that the income and expenses from other assets, such as investment properties (as defined by IFRS Accounting Standards), which do not comprise a specified main business activity and which generate a return individually and largely independently of our other resources, be classified in the newly introduced investing category of our statement of income and other comprehensive income. Relative to our historical practice, the possible effect of applying the new standard for primary financial statement purposes will be reclassifying equal and offsetting amounts between operating income* and investing income; such possible effect is not currently expected to be material.

Foreign exchange differences arise due to fluctuations in foreign exchange rates between the time of a foreign currency-denominated transaction and its settlement. We manage such differences as a part of our financing management. As such, we establish hedging relationships and apply hedge accounting for a significant portion of our U.S. dollar-denominated transactions. However, it is not practicable to establish hedging relationships and apply hedge accounting for all foreign currency-denominated transactions. In our instance, primarily in respect of unhedged foreign exchange exposures (or not accounted for as a foreign currency translation adjustments arising from translating financial statements of foreign operations), the new standard prescribes that the default classification for foreign exchange differences is to be operating activities, irrespective of an entity’s financing management. Relative to our historical practice (see Note 9), the possible effect of applying the new standard for primary financial statement purposes will be reclassifying any such equal and offsetting default foreign exchange differences between Goods and services purchased within operating activities* and financing expense*; such possible effect is not currently expected to be material.

Management-defined performance measures

IFRS 18, Presentation and Disclosure in Financial Statements will require financial statement disclosure of management-defined performance measures (which the new standard restricts to subtotals of income and expense and, among other requirements, which are used in public communications outside of the financial statements) and their reconciliation to the most directly comparable listed or required IFRS Accounting Standard totals or subtotals. Management-defined performance measures present management’s view of only limited aspects of management-defined financial performance as a whole*** and are not necessarily comparable with measures sharing similar labels or descriptions provided by other entities.

Judgment is required in identifying which of our measures may be management-defined performance measures. Due consideration must be given to the view that differing opinions may reasonably exist regarding what constitutes a performance measure and/or a management-defined performance measure, particularly so when a measure is multi-faceted and serves multiple purposes. On a continuing basis, as we continue to develop and evolve our business, we review and evolve our measures, including total of reportable segments measures and capital management measures, to identify those which may have become possible management-defined performance measures, and we review our possible management-defined performance measures to assess whether they may have ceased to be such.

*	As presented prior to the application of the new standard.
***	Free cash flow is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures disclosed by other issuers (see Note 3).

June 30, 2026|9

notes to condensed interim consolidated financial statements	(unaudited)

Our management-defined performance measures possibly include, among others, adjusted net income attributable to Common Shares (the numerator of adjusted net income per basic share). Adjusted net income excludes the effects of (if, and as, applicable):

●	Restructuring and other costs;
●	Real estate rationalization-related restructuring impairments;
●	Impairment of intangible assets and goodwill;
●	Gain on purchase of long-term debt;
●	Long-term debt prepayment premium; and
●	Income tax-related adjustments.

Adjusted net income attributable to Common Shares is a measure used to evaluate performance at a consolidated level and excludes items that, in management’s view, may obscure underlying trends in business performance or are atypical items that do not reflect our ongoing operations. It should not be considered an alternative to Net income (loss) in measuring our performance.

	Three-month period ended June 30, 2026					Six-month period ended June 30, 2026
	Unattributed amounts		Attributable to			Unattributed amounts		Attributable to
		Income tax	Common Shares [1]		Non-controlling		Income tax	Common Shares [1]		Non-controlling
(millions except per share amounts)	Total	effect	Total	Per basic share	interests	Total	effect	Total	Per basic share	interests
Reconciiation of net income (loss) with possible management-defined performance measure
Net income (loss)	$(1,830)		$(1,840)	$(1.17)	$10	$(1,686)		$(1,704)	$(1.09)	$18
Add (deduct):
Restructuring and other costs (Note 16(a))	189	$(23)	189	0.12	—	504	$(110)	504	0.32	—
Real estate rationalization-related restructuring impairments included in depreciation (Note 16(a))	—	$—	—	—	—	4	$(1)	4	—	—
Impairment of intangible assets and goodwill (Note 18(b))	2,135	$(219)	2,135	1.36	—	2,135	$(219)	2,135	1.36	—
Long-term debt prepayment premium (Note 9)	51	$(14)	51	0.03	—	51	$(14)	51	0.03	—
Income-tax related adjustments	(25)		(25)	(0.01)	—	(36)		(36)	(0.02)	—
Income tax on the above adjustments	(256)		(256)	(0.17)	—	(344)		(344)	(0.21)	—
Adjusted net income	$264		$254	$0.16	$10	$628		$610	$0.39	$18

			Possible management-defined performance measure					Possible management-defined performance measure

1

The amounts presented as being attributable to Common Shares are consistent with those that are disclosed and reconciled (as required by securities regulation) in Section 11.1 of the management’s discussion and analysis corresponding to these condensed interim consolidated financial statements.

10|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

3	capital structure financial policies

General

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at an acceptable level of risk. In our definition of financial capital, we include:

●	Common equity (excluding accumulated other comprehensive income);
●	Non-controlling interests;
●	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income);
●	Cash and temporary investments;
●	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables and any hedging assets or liabilities associated with short-term borrowings, net of amounts recognized in accumulated other comprehensive income); and
●	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

●	Adjust the amount of dividends paid to holders of Common Shares;
●	Adjust the discount at which Common Shares are offered under the Dividend Reinvestment and Share Purchase Plan;
●	Purchase Common Shares for cancellation pursuant to normal course issuer bids;
●	Issue new equity (including Common Shares and subsidiary equity);
●	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or
●	Increase or decrease the amount of short – term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

During 2026, our financial objectives, which are reviewed annually, were unchanged from 2025. We believe that our financial objectives support our long-term strategy.

We monitor financial capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

* EBITDA is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures disclosed by other issuers (upon application of IFRS 18, Presentation and Disclosure in Financial Statements (see Note 2(b)), EBITDA possibly may not be a management-defined performance measure); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized to determine compliance with certain debt covenants.

June 30, 2026|11

notes to condensed interim consolidated financial statements	(unaudited)

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. Historically, this measure is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures disclosed by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with certain debt covenants.

As at, or for the 12-month periods ended, June 30 ($ in millions)	Objective			2026	2025
Components of debt and coverage ratios
Net debt [1]				$25,963	$27,293
EBITDA – excluding restructuring and other costs [2]				$7,315	$7,333
Net interest cost [3] (Note 9)				$1,497	$1,404
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.5	–	3.0 [4]	3.5	3.7
Coverage ratios
Earnings coverage [5]				0.5	2.0
EBITDA – excluding restructuring and other costs interest coverage [6]				4.9	5.2

1	Net debt and total managed capitalization are calculated as follows:

As at June 30	Note	2026	2025
Long-term debt	26	$30,231	$32,194
TELUS Corporation junior subordinated notes equity credit deducted in calculating net debt	26(f)	(3,702)	(2,207)
Debt issuance costs netted against long-term debt		159	172
Derivative (assets) liabilities used to manage interest rate and currency risks associated with U.S. dollar-denominated debt, net		(155)	220
Accumulated other comprehensive income (loss) amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated debt — excluding tax effects		(408)	(326)
Cash and temporary investments, net		(1,387)	(3,682)
Short-term borrowings	22	1,225	922
Net debt		25,963	27,293
Common equity		13,281	15,220
Non-controlling interests		808	882
Add: TELUS Corporation junior subordinated notes equity credit deducted in calculating net debt		3,702	2,207
Less: accumulated other comprehensive (income) loss amounts included above in common equity and non-controlling interests		12	59
Total managed capitalization		$43,766	$45,661

2	EBITDA – excluding restructuring and other costs is calculated as follows:

		Restructuring	EBITDA –
		and other	excluding
	EBITDA	costs	restructuring
	(Note 5)	(Note 16)	and other costs
Add
Six-month period ended June 30, 2026	$3,110	$504	$3,614
Year ended December 31, 2025	6,922	432	7,354
Deduct
Six-month period ended June 30, 2025	(3,423)	(230)	(3,653)
EBITDA – excluding restructuring and other costs	$6,609	$706	$7,315

12|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading, recoveries on long-term debt prepayment premium and recoveries on repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).
4	Our long-term objective range for this ratio is 2.5 – 3.0 times, reflecting a shift of 0.3 in the range, as announced on July 31, 2026, to better align with our long-term optimal leverage range. The ratio as at June 30, 2026, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities). We have an objective of achieving a ratio of circa 3.0 times in 2028. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.
5	Earnings coverage is defined in Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt (including dividend obligations on preferred shares that are required to be accounted for as financial liabilities); interest on short-term borrowings and other; and long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding those attributable to non-controlling interests.
6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.5 times as at June 30, 2026, compared to 3.7 times one year earlier. The decrease was largely due to the effect of the decrease in net debt levels, primarily due to the junior subordinated notes equity credit and the equity issued by our Terrion subsidiary to a non - controlling interest, partially offset by spectrum acquisitions and business acquisitions; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions.

The earnings coverage ratio for the twelve-month period ended June 30, 2026, was 0.5 times, down from 2.0 times one year earlier. A decrease in income before borrowing costs and income taxes lowered the ratio by 1.3 and an increase in borrowing costs lowered the ratio by 0.2. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended June 30, 2026, was 4.9 times, down from 5.2 times one year earlier. An increase of $93 million in net interest costs lowered the ratio by 0.3.

June 30, 2026|13

notes to condensed interim consolidated financial statements	(unaudited)

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for TELUS Corporation Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year).

For the 12-month periods ended June 30	Objective	2026	2025
Determined using most comparable IFRS Accounting Standards measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities (Note 2(b)) – less capital expenditures		109%	107%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	45%–60% [1]	74%	75%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 45%-60% of free cash flow on a trailing 12-months basis, reflecting a shift from 60-75% of free cash flow on a prospective basis. The reset of the dividend payout ratio, as announced on July 31, 2026, is expected to generate cumulative cash savings that will be directed towards deleveraging.

Our calculation of TELUS Corporation Common Share dividends declared, net of dividend reinvestment plan effects, is as follows:

For the 12-month periods ended June 30 (millions)	2026	2025
TELUS Corporation Common Share dividends declared	$2,600	$2,427
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(879)	(824)
TELUS Corporation Common Share dividends declared - net of dividend reinvestment plan effects	$1,721	$1,603

* Free cash flow is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding items that we consider to be of limited predictive value, including certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets, and other sources and uses of cash, as presented in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key financial performance measure that management and investors use to evaluate the financial performance of our business.

14|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

Our calculation of free cash flow, and its reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended June 30 (millions)		2026			2025
		Cash provided			Cash provided
		by operating			by operating
		activities		Free cash	activities		Free cash
	Note	(Note 2(b))	Difference	flow	(Note 2(b))	Difference	flow
EBITDA	5	$6,609	$—	$6,609	$6,949	$—	$6,949
Restructuring and other costs, net of disbursements		273	—	273	(26)	—	(26)
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment mobile device financing		19	—	19	(157)	—	(157)
Effect of non-discretionary lease principal (a)	31(b)	—	(473)	(473)	—	(698)	(698)
Items from the Consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	14	148	5	153	164	13	177
Net employee defined benefit plans expense	15	62	—	62	68	—	68
Employer contributions to employee defined benefit plans		(22)	—	(22)	(18)	—	(18)
Gain on contributions of real estate to joint ventures	7, 21	(51)	51	—	(65)	65	—
(Income) loss from equity accounted investments, net		—	—	—	6	—	6
Gain on purchase of long-term debt		(303)	303	—	—	—	—
Interest paid		(1,585)	—	(1,585)	(1,360)	—	(1,360)
Interest received		76	—	76	34	—	34
Other		(137)	137	—	(133)	133	—
Other working capital items		237	(237)	—	(250)	250	—
Capital expenditures (excluding acquisition from related party)	5	—	(2,630)	(2,630)	—	(2,391)	(2,391)
Capital expenditure for acquisition from related party		—	—	—	—	(93)	(93)
Related party construction credit facility repayment made concurrent with capital expenditure for acquisition from related party and similar		—	26	26	—	94	94
		5,326	(2,818)	2,508	5,212	(2,627)	2,585
Income taxes paid, net of refunds (b)		(311)	116	(195)	(460)	—	(460)
		$5,015	$(2,702)	$2,313	$4,752	$(2,627)	$2,125

(a)

As set out in this note, we may issue new debt to replace existing debt with different characteristics. As a part of managing our capital structure, we chose to replace lease principal of $849 (2025 – $NIL) through discretionary prepayment.

(b)

As part of managing our capital structure, we paid incremental income taxes in connection with issuing subsidiary equity and such amount has been excluded from the free cash flow amount shown in this table.

4	financial instruments
(a)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

	June 30,	December 31,
As at (millions)	2026	2025
Cash and temporary investments, net	$1,387	$2,621
Accounts receivable	4,071	4,383
Contract assets	696	731
Derivative assets	229	48
	$6,383	$7,783

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

June 30, 2026|15

notes to condensed interim consolidated financial statements	(unaudited)

Accounts receivable

Credit risk associated with accounts receivable is inherently managed through the size and diversity of our large customer base, which encompasses substantially all consumer and business sectors in Canada. A program of credit evaluations of customers is followed and the amount of credit extended is limited when we deem it to be necessary. Accounts are considered to be past due (in default) when customers have failed to make contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market rate or a negotiated rate on outstanding non-current customer account balances.

Customer accounts receivable, net of allowance for doubtful accounts

As at (millions)	Note	Gross	Allowance	Net [1]
June 30, 2026
Less than 30 days past billing date		$1,131	$(18)	$1,113
30-60 days past billing date		336	(17)	319
61-90 days past billing date		96	(21)	75
More than 90 days past billing date		177	(46)	131
Unbilled customer finance receivables		1,494	(37)	1,457
		$3,234	$(139)	$3,095
Current [2]	6(b)	$2,669	$(126)	$2,543
Non-current [3]	20	565	(13)	552
		$3,234	$(139)	$3,095
December 31, 2025
Less than 30 days past billing date		$1,002	$(23)	$979
30-60 days past billing date		466	(19)	447
61-90 days past billing date		146	(21)	125
More than 90 days past billing date		206	(45)	161
Unbilled customer finance receivables		1,588	(35)	1,553
		$3,408	$(143)	$3,265
Current [2]	6(b)	$2,809	$(130)	$2,679
Non-current [3]	20	599	(13)	586
		$3,408	$(143)	$3,265

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).
2	Presented in the Consolidated statements of financial position as Accounts receivable.
3	Presented in the Consolidated statements of financial position as Other long-term assets.

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Factors considered when determining allowances for past - due accounts include: current economic conditions (including forward-looking macroeconomic data); historical information (including credit agency reports, if available); reasons for the accounts being past due; and the line of business from which the customer accounts receivable originated. These factors are also considered when determining whether to write off amounts charged to the allowance for doubtful accounts against customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable balances above a specific threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense; doubtful accounts expense is included in the Consolidated statements of income and other comprehensive income as a part of Goods and services purchased.

16|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Balance, beginning of period	$145	$139	$143	$134
Additions (doubtful accounts expense)	35	38	63	87
Accounts written off [1] less than recoveries	(43)	(37)	(72)	(85)
Other	2	(1)	5	3
Balance, end of period	$139	$139	$139	$139

1	For the three-month and six-month periods ended June 30, 2026, accounts that were written off but were still subject to enforcement activity totalled $60 (2025 – $66) and $118 (2025 – $131), respectively

Contract assets

Credit risk associated with contract assets is inherently managed through the size and diversity of our large customer base, which encompasses substantially all consumer and business sectors in Canada. A program of credit evaluations of customers is followed and the amount of credit extended is limited when we deem it to be necessary.

Contract assets, net of impairment allowance

As at (millions)	Gross	Allowance	Net (Note 6(c))
June 30, 2026
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$576	$(22)	$554
The 12-month period ending two years hence	231	(9)	222
Thereafter	43	(2)	41
	$850	$(33)	$817
December 31, 2025
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$612	$(22)	$590
The 12-month period ending two years hence	240	(9)	231
Thereafter	44	(1)	43
	$896	$(32)	$864

We maintain allowances for lifetime expected credit losses related to contract assets. Factors considered when determining the amounts of these allowances include: current economic conditions; historical information (including credit agency reports, if available); and the line of business from which the contract assets originated. These same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. Credit exposure to any single financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of credit losses due to the potential non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

●	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

June 30, 2026|17

notes to condensed interim consolidated financial statements	(unaudited)

●	maintaining a short - term borrowing agreement associated with trade receivables and unbilled customer finance receivables (Note 22), a non - revolving syndicated credit facility (Note 22), bilateral bank facilities (Note 22), a supply chain financing program (Note 23), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d));
●	maintaining an in-effect shelf prospectus;
●	continuously monitoring forecast and actual cash flows; and
●	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(i). As at June 30, 2026, unchanged from December 31, 2025, TELUS Corporation could offer an unlimited amount of securities in Canada, and $1.9 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus in effect until January 2029 (December 31, 2025 - January 2029). We believe our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted in the accompanying tables. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the accompanying tables.

	Non-derivative				Derivative

			Composite long-term debt
			Long-term
	Non-interest		debt,
	bearing		excluding		Currency swap agreement			Currency swap agreement
	financial	Short-term	leases [1]	Leases	amounts to be exchanged			amounts to be exchanged [3]
(millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive) [2]	Pay	Other	(Receive)	Pay	Total
As at June 30, 2026
2026 (remainder of year)	$3,000	$22	$3,067	$331	$(2,350)	$2,257	$2	$(468)	$453	$6,314
2027	259	1,252	2,830	603	(1,988)	1,841	4	(454)	430	4,777
2028	64	—	3,111	528	(387)	347	3	(486)	510	3,690
2029	8	—	2,493	434	(387)	347	3	—	—	2,898
2030	6	—	2,695	356	(1,381)	1,309	3	—	—	2,988
2031 - 2035	6	—	10,596	789	(4,678)	4,379	15	—	—	11,107
Thereafter	—	—	24,289	805	(3,134)	2,937	16	—	—	24,913
Total	$3,343	$1,274	$49,081	$3,846	$(14,305)	$13,417	$46	$(1,408)	$1,393	$56,687

			Total (Note 26(i))			$52,039
As at December 31, 2025
2026	$3,106	$37	$3,754	$837	$(1,373)	$1,356	$3	$(845)	$841	$7,716
2027	108	939	2,799	739	(1,917)	1,841	3	(52)	47	4,507
2028	62	—	3,137	589	(373)	347	3	(469)	505	3,801
2029	8	—	2,519	422	(373)	347	3	—	—	2,926
2030	6	—	2,977	276	(1,332)	1,309	3	—	—	3,239
2031 - 2035	7	—	10,500	648	(4,512)	4,379	11	—	—	11,033
Thereafter	—	—	23,842	646	(3,023)	2,937	3	—	—	24,405
Total	$3,297	$976	$49,528	$4,157	$(12,903)	$12,516	$29	$(1,366)	$1,393	$57,627

			Total			$53,298

1	Cash outflows in respect of interest payments on our short-term borrowings, sustainability-linked notes, commercial paper, amounts drawn under our credit facilities (if any), other (unsecured) and junior subordinated notes have been calculated based upon the interest rates and, if applicable, foreign exchange rates, in effect as at the relevant statement of financial position date.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the foreign exchange rates in effect as at the relevant statement of financial position date. The contractual amounts of hedged U.S. dollar-denominated long-term debt at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements; however, the maturities and gross cash flows for the TELUS Corporation junior subordinated notes reflect the initial fixed-rate reset date.

18|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

3	The amounts included in undiscounted short-term borrowings in respect of U.S. dollar-denominated short-term borrowings, and the corresponding derivative liability amounts, if any, included in the currency swap pay column amounts, have been determined based upon the foreign exchange rates in effect as at the relevant statement of financial position date. The derivative liability hedging amounts, if any, for the contractual amounts of hedged U.S. dollar-denominated short-term borrowings are included in the currency swap pay column amounts as net cash flows are exchanged pursuant to the currency swap agreements. Gross cash flows are exchanged pursuant to European euro – U.S. dollar currency swaps and have been calculated based upon the interest rates and foreign exchange rates in effect as at the relevant statement of financial position date.
(c)	Market risks

Net income and other comprehensive income for the six-month periods ended June 30, 2026 and 2025, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and virtual power purchase agreement forward element valuation varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. We used the U.S. dollar-denominated and European euro-denominated balances and the notional amounts of our derivative financial instruments as at the relevant statement of financial position dates in these calculations.

The sensitivity analysis of our exposure to interest rate risk has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. We used the principal and notional amounts as at the relevant statement of financial position dates in these calculations.

The sensitivity analysis of our exposure to wind discount risk and solar premium risk is based upon a hypothetical change taking place at the relevant statement of financial position date. The notional amounts of the virtual power purchase agreements as at the relevant statement of financial position dates have been used in these calculations.

June 30, 2026|19

notes to condensed interim consolidated financial statements	(unaudited)

In the sensitivity analysis, income tax expense is presented on a net basis, using the applicable statutory income tax rates for the reporting periods.

			Other comprehensive
Six-month periods ended June 30	Net income		income		Comprehensive income
(increase (decrease) in millions)	2026	2025	2026	2025	2026	2025
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$—	$(6)	$(57)	$47	$(57)	$41
Canadian dollar depreciates	$—	$6	$57	$(39)	$57	$(33)
10% change in US$: € exchange rate
U.S. dollar appreciates	$(40)	$14	$(13)	$(73)	$(53)	$(59)
U.S. dollar depreciates	$40	$(14)	$13	$73	$53	$59
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(4)	$(3)	$102	$72	$98	$69
U.S. interest rate	$(2)	$—	$(98)	$(86)	$(100)	$(86)
Combined	$(6)	$(3)	$4	$(14)	$(2)	$(17)
Interest rates decrease
Canadian interest rate	$4	$3	$(106)	$(75)	$(102)	$(72)
U.S. interest rate	$1	$—	$102	$89	$103	$89
Combined	$5	$3	$(4)	$14	$1	$17
20 basis point change in wind discount
Wind discount increases	$—	$—	$(24)	$(22)	$(24)	$(22)
Wind discount decreases	$—	$—	$25	$22	$25	$22
20 basis point change in solar premium
Solar premium increases	$—	$—	$13	$12	$13	$12
Solar premium decreases	$—	$—	$(14)	$(12)	$(14)	$(12)

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates, market interest rates, wind discount and solar premium; in reality, the competitive marketplaces in which we operate would have an effect on this assumption.

20|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

(d)	Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to their immediate or short-term maturity. The fair values are determined directly by reference to quoted market prices in active markets.

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt, excluding leases, is based on quoted market prices in active markets.

For derivative financial instruments used to manage our exposure to currency risk, we estimated their fair values based on either quoted market prices in active markets for the same or similar financial instruments or the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statements of financial position dates). The fair values of the derivative financial instruments we use to manage our exposure to price risk associated with the purchase of nature - dependent electricity are currently estimated using a discounted cash flow approach and are based on industry-standard forecasts from EDC Associates Ltd. utilizing observable market data. The significant unobservable inputs used in the fair value measurement of the Level 3 derivative financial instruments were wind discount, reflecting 55% (December 31, 2025 – 76%) of the Alberta Interconnected Electrical System pool price, and solar premium, reflecting 82% (December 31, 2025 – 82%) of the Alberta Interconnected Electrical System pool price.

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at ($ in millions except price or rate)		June 30, 2026				December 31, 2025
		Maximum		Fair value [1]		Maximum		Fair value [1]
		maturity	Notional	and carrying		maturity	Notional	and carrying
	Designation	date	amount	value	Price or rate	date	amount	value	Price or rate
Current derivative assets [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2027	$26	$—	US$1.00: ₱66	2026	$30	$—	US$1.00: ₱59
U.S. dollar-denominated transactions	HFH [3]	2027	$528	18	US$1.00: C$1.36	2026	$134	1	US$1.00: C$1.35
U.S. dollar-denominated debt (Notes 22, 26(b)-(c))	HFH [3]	2027	$3,184	114	US$1.00: C$1.36	2026	$1,170	1	US$1.00: C$1.37
European euro-denominated transactions swapped to U.S. dollar-denominated transactions	HFT [4]	2028	$48	10	€1.00: US$1.09	2028	$33	6	€1.00: US$1.09
				$142				$8
Other long-term assets [2] (Note 20)
Derivatives used to manage currency risk associated with
U.S. dollar-denominated long-term debt [5] (Note 26(b))	HFH [3]	2055	$6,550	$87	US$1.00: C$1.31	2055	$4,219	$40	US$1.00: C$1.32

Current derivative liabilities [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2027	$257	$11	US$1.00: ₱59	2026	$254	$6	US$1.00: ₱58
U.S. dollar-denominated transactions	HFH [3]	—	$—	—	—	2026	$374	7	US$1.00: C$1.39
U.S. dollar-denominated debt (Notes 22, 26(c))	HFH [3]	2026	$923	—	US$1.00: C$1.42	2026	$733	10	US$1.00: C$1.39
Derivatives used to manage other price risk associated with
Purchase of electrical power	HFH [3]	2047	0.3 TWh [6]	10	$26.51/MWh [6]	2047	0.3 TWh [6]	7	$32.41/MWh [6]
				$21				$30
Other long-term liabilities [2] (Note 27)
Derivatives used to manage currency risk associated with
U.S. dollar-denominated long-term debt [5] (Note 26(c))	HFH [3]	2056	$3,990	$46	US$1.00: C$1.35	2056	$7,332	$102	US$1.00: C$1.33
European euro-denominated transactions swapped to U.S. dollar-denominated transactions	HFT [4]	2028	$533	30	€1.00: US$1.09	2028	$568	44	€1.00: US$1.09
Derivatives used to manage other price risk associated with
Purchase of electrical power	HFH [3]	2047	4.7 TWh [6]	36	$41.63/MWh [6]	2047	4.9 TWh [6]	21	$40.92/MWh [6]
				$112				$167

June 30, 2026|21

notes to condensed interim consolidated financial statements	(unaudited)

1	Fair value measured at the reporting date using significant other observable inputs (Level 2), except the fair value of virtual power purchase agreements (which we use to manage the price risk associated with the purchase of electrical power), which is measured at the reporting date using significant unobservable inputs (Level 3). Changes in the fair value of derivative financial instruments classified as Level 3 in the fair value hierarchy were as follows:

	Six months
Periods ended June 30	2026	2025
Unrealized changes in virtual power purchase agreements forward element
Included in net income, excluding income taxes (see (e))	$3	$2
Included in other comprehensive income, excluding income taxes (see (e))	(21)	17
Balance, beginning of period – asset (liability)	(28)	(38)
Balance, end of period – asset (liability)	$(46)	$(19)

2	Caption reflects line item in which derivative financial instruments are presented in the Consolidated statements of financial position. Derivative financial assets and liabilities are not set off.
3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item), except for derivatives used to manage other price risk associated with the purchase of electrical power which were entered into prior to fiscal 2025 and were designated as HFH on January 1, 2025; hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items (variable notional amounts of hedging items and variable notional amounts of associated hedged items in respect of virtual power purchase agreements).
4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.
5	We designate only the spot element as the hedging item. As at June 30, 2026, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $(24) (December 31, 2025 – $(22)).
6	Terawatt hours (TWh) are 1x10[9] kilowatt hours and megawatt hours (MWh) are 1x10[3] kilowatt hours.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at (millions)	June 30, 2026		December 31, 2025
	Carrying		Carrying
	value	Fair value	value	Fair value
Long-term debt, excluding leases (Note 26)	$27,256	$27,412	$27,225	$27,507

22|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

(e)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. With the exception of the virtual power purchase agreement derivatives, there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented. The ineffective portion of the virtual power purchase agreements arises because they are considered off-market hedging instruments by the transition rules of the amendments to IFRS Accounting Standards in respect of nature-dependent electricity.

	Amount of gain (loss)		Gain (loss) reclassified from other
	recognized in other		comprehensive income to income
	comprehensive income		(effective portion) (Note 11)
	(effective portion) (Note 11)			Amount
Periods ended June 30 (millions)	2026	2025	Location	2026	2025
THREE-MONTH
Derivatives used to manage currency risk associated with
U.S. dollar-denominated purchases	$10	$(24)	Goods and services purchased	$3	$1
U.S. dollar-denominated debt [1] (Notes 22, 26(b)-(c))	57	(268)	Financing costs	217	(328)
Net investment in a foreign operation	—	(51)	Financing costs	—	1
	67	(343)		220	(326)
Derivatives used to manage other market risks
Purchase of electrical power	8	35	Goods and services purchased	2	—
Other	—	—	Financing costs	—	1
	8	35		2	1
	$75	$(308)		$222	$(325)
SIX-MONTH
Derivatives used to manage currency risk associated with
U.S. dollar-denominated purchases	$21	$(23)	Goods and services purchased	$—	$7
U.S. dollar-denominated debt [1] (Notes 22, 26(b)-(c))	247	(228)	Financing costs	394	(333)
Net investment in a foreign operation	—	(72)	Financing costs	—	6
	268	(323)		394	(320)
Derivatives used to manage other market risks
Purchase of electrical power	(18)	19	Goods and services purchased	3	2
Other	—	(2)	Financing costs	—	1
	(18)	17		3	3
	$250	$(306)		$397	$(317)

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month and six-month periods ended June 30, 2026, totalled $10 (2025 - $8) and $15 (2025 - $(8)), respectively.

The following table sets out the ineffectiveness gains and losses included in Goods and services purchased in the Consolidated statements of income and other comprehensive income that arise from derivative instruments classified as held for hedging and designated as being in a hedging relationship.

	Gain (loss) on derivatives recognized in income
	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Derivatives used to manage other market risks (purchase of electrical power)	$(1)	$2	$—	$3

June 30, 2026|23

notes to condensed interim consolidated financial statements	(unaudited)

The following table sets out the gains and losses included in Financing costs in the Consolidated statements of income and other comprehensive income that arise from derivative instruments classified as held for trading and not designated as being in a hedging relationship.

	Gain (loss) on derivatives recognized in income
	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Derivatives used to manage currency risk	$(7)	$(1)	$(8)	$(6)

5	segment information

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The TELUS health segment includes: healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration).

The TELUS digital experience segment, which has the U.S. dollar as its primary functional currency, includes key service lines: digital solutions; artificial intelligence and data solutions; trust and safety; and customer experience management. Subsequent to TELUS Corporation’s acquisition of the TELUS International (Cda) Inc. non-controlling interests in fiscal 2025, our internal and external reporting processes, systems and internal controls were transitioned to match the post-privatization operational realignment; commencing with the three-month period ended March 31, 2026, our segmented reporting structure was correspondingly transitioned and comparative amounts have been restated on a comparable basis.

24|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliation thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

	TELUS technology solutions								TELUS digital
Three-month periods ended	Mobile		Fixed		Segment total		TELUS health		experience		Eliminations		Total
June 30 (millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
				(restated*)		(restated*)		(restated*)		(restated*)		(restated*)
Operating revenues
External revenues
Service	$1,766	$1,755	$1,490	$1,494	$3,256	$3,249	$533	$514	$653	$728	$—	$—	$4,442	$4,491
Equipment	410	466	67	72	477	538	1	2	—	—	—	—	478	540
Revenues arising from contracts with customers	$2,176	$2,221	$1,557	$1,566	3,733	3,787	534	516	653	728	—	—	4,920	5,031

			Other income (Note 7)		8	50	—	1	1	—	—	—	9	51
					3,741	3,837	534	517	654	728	—	—	4,929	5,082
			Intersegment revenues		5	5	2	2	120	99	(127)	(106)	—	—
					$3,746	$3,842	$536	$519	$774	$827	$(127)	$(106)	$4,929	$5,082
			EBITDA [1]		$1,563	$1,585	$75	$91	$(17)	$18	$(33)	$(15)	$1,588	$1,679
			Restructuring and other costs included in EBITDA (Note 16)		76	55	24	7	89	71	—	—	189	133
			Adjusted EBITDA [1]		$1,639	$1,640	$99	$98	$72	$89	$(33)	$(15)	$1,777	$1,812
			Capital expenditures [2]		$633	$591	$44	$59	$34	$43	$(33)	$(15)	$678	$678
			Adjusted EBITDA less capital expenditures [1]		$1,006	$1,049	$55	$39	$38	$46	$—	$—	$1,099	$1,134
			Operating revenues – external, other income and intersegment (above)		$3,746	$3,842	$536	$519	$774	$827	$(127)	$(106)	$4,929	$5,082
			Goods and services purchased		1,597	1,620	184	163	182	166	(94)	(91)	1,869	1,858
			Employee benefits expense		586	637	277	265	609	643	—	—	1,472	1,545
			EBITDA (above)		1,563	1,585	75	91	(17)	18	(33)	(15)	1,588	1,679
			Depreciation		526	535	15	10	50	56	—	—	591	601
			Amortization of intangible assets		273	238	95	100	66	65	—	—	434	403
			Impairment of intangible assets and goodwill		—	—	—	—	2,135	500	—	—	2,135	500
			Operating income (loss)		$764	$812	$(35)	$(19)	$(2,268)	$(603)	$(33)	$(15)	(1,572)	175

											Financing costs		420	373
											Income (loss) before income taxes		$(1,992)	$(198)

June 30, 2026|25

notes to condensed interim consolidated financial statements	(unaudited)

	TELUS technology solutions								TELUS digital
Six-month periods ended	Mobile		Fixed		Segment total		TELUS health		experience		Eliminations		Total
June 30 (millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
				(restated*)		(restated*)		(restated*)		(restated*)		(restated*)
Operating revenues
External revenues
Service	$3,544	$3,512	$2,980	$2,998	$6,524	$6,510	$1,055	$984	$1,347	$1,440	$—	$—	$8,926	$8,934
Equipment	856	965	125	147	981	1,112	2	3	—	—	—	—	983	1,115
Revenues arising from contracts with customers	$4,400	$4,477	$3,105	$3,145	7,505	7,622	1,057	987	1,347	1,440	—	—	9,909	10,049

			Other income (Note 7)		20	89	1	1	12	—	—	—	33	90
					7,525	7,711	1,058	988	1,359	1,440	—	—	9,942	10,139
			Intersegment		11	11	4	4	228	201	(243)	(216)	—	—
					$7,536	$7,722	$1,062	$992	$1,587	$1,641	$(243)	$(216)	$9,942	$10,139
			EBITDA [1]		$2,986	$3,196	$143	$166	$33	$89	$(52)	$(28)	$3,110	$3,423
			Restructuring and other costs included in EBITDA (Note 16)		335	134	49	16	120	80	—	—	504	230
			Adjusted EBITDA [1]		$3,321	$3,330	$192	$182	$153	$169	$(52)	$(28)	$3,614	$3,653
			Capital expenditures [2]		$1,213	$1,106	$97	$103	$71	$84	$(52)	$(28)	$1,329	$1,265
			Adjusted EBITDA less capital expenditures [1]		$2,108	$2,224	$95	$79	$82	$85	$—	$—	$2,285	$2,388
			Operating revenues – external, other income and intersegment (above)		$7,536	$7,722	$1,062	$992	$1,587	$1,641	$(243)	$(216)	$9,942	$10,139
			Goods and services purchased		3,206	3,236	353	328	357	329	(191)	(188)	3,725	3,705
			Employee benefits expense		1,344	1,290	566	498	1,197	1,223	—	—	3,107	3,011
			EBITDA (above)		2,986	3,196	143	166	33	89	(52)	(28)	3,110	3,423
			Depreciation		1,043	1,064	31	23	100	106	—	—	1,174	1,193
			Amortization of intangible assets		514	478	194	194	131	131	—	—	839	803
			Impairment of intangible assets and goodwill		—	—	—	—	2,135	500	—	—	2,135	500
			Operating income (loss)		$1,429	$1,654	$(82)	$(51)	$(2,333)	$(648)	$(52)	$(28)	(1,038)	927

											Financing costs		755	717
											Income (loss) before income taxes		$(1,793)	$210

*	As required by IFRS Accounting Standards, comparative amounts have been restated to conform with the reportable segments presented in the current period.

1	Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA, adjusted EBITDA and adjusted EBITDA less capital expenditures because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in determining compliance with certain debt covenants.
2	See Note 31(a) for a reconciliation of capital asset additions, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the consolidated statements of cash flows.

For the three-month and six-month periods ended June 30, 2026,TELUS technology solutions capital expenditures include real estate development amounts of $19 (2025 – $21) and $35 (2025 – $29), respectively. Real estate development capital expenditures are not a standardized financial measure under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers; we define real estate capital expenditures as including amounts for both investment properties and certain owner-occupied properties.

6revenue from contracts with customers

(a)Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or the completion of fulfilling, future contracted performance obligations, which are largely in respect of services to be provided over the

26|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

	June 30,	December 31,
As at (millions)	2026	2025
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,318	$2,399
During the 12-month period ending two years hence	913	972
Thereafter	121	127
	$3,352	$3,498

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.
2	IFRS Accounting Standards require the explanation of when we might expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual duration of contracts with customers does not match their contractual maturities.

(b)Accounts receivable

		June 30,	December 31,
As at (millions)	Note	2026	2025
Customer accounts receivable		$2,669	$2,809
Allowance for doubtful accounts	4(a)	(126)	(130)
Billed customer accounts receivable, net of allowance for doubtful accounts		2,543	2,679
Accrued receivables – customer		568	658
Billed and unbilled customer accounts receivable, net of allowance for doubtful accounts		3,111	3,337

Accrued receivables – other		408	460
Accounts receivable – current		$3,519	$3,797

June 30, 2026|27

notes to condensed interim consolidated financial statements	(unaudited)

(c)Contract assets

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Balance, beginning of period	$849	$913	$864	$939
Net additions arising from operations	433	370	865	748
Amounts billed in the period and thus reclassified to accounts receivable	(464)	(421)	(913)	(830)
Change in impairment allowance, net (Note 4(a))	(1)	(1)	(1)	4
Other	—	1	2	1
Balance, end of period [1]	$817	$862	$817	$862
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets			$554	$589
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities (Note 24)			(13)	(17)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets (Note 24)			(108)	(119)
			$433	$453

1Timing of amounts to be billed and thus reclassified to accounts receivable is set out in Note 4(b).

7other income

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Government assistance	$—	$2	$—	$2
Lease and other sublease revenue	3	45	7	49
Gain on contributions of real estate to joint ventures (Note 21(a))	10	—	15	8
Income (loss) from equity accounted investments, net	—	2	1	2
Investment income (loss), gain (loss) on disposal of assets and other	(2)	2	2	19
Changes in provisions related to business combinations (Note 25)	(2)	—	8	10
	$9	$51	$33	$90

28|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

8	employee benefits expense

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Employee benefits expense – gross
Wages and salaries	$1,399	$1,469	$2,839	$2,887
Share-based compensation [1] (Note 14)	38	47	68	97
Pensions – defined benefit (Note 15(a))	18	14	31	29
Pensions – defined contribution (Note 15(b))	31	32	62	63
Restructuring costs (Note 16(a))	97	87	212	144
Employee health and other benefits	61	67	121	136
	1,644	1,716	3,333	3,356
Capitalized internal labour costs, net
Contract acquisition costs (Note 20)
Capitalized	(41)	(30)	(89)	(65)
Amortized [2]	31	25	190	49
Contract fulfilment costs (Note 20)
Capitalized	(9)	(7)	(16)	(13)
Amortized	3	3	5	5
Property, plant and equipment	(83)	(81)	(163)	(161)
Intangible assets subject to amortization	(73)	(81)	(153)	(160)
	(172)	(171)	(226)	(345)
	$1,472	$1,545	$3,107	$3,011

1	For the three-month and six-month periods ended June 30, 2026, $16 (2025 – $NIL) and $18 (2025 – $NIL), respectively, of share-based compensation in the TELUS technology solutions segment was included in restructuring costs.
2	For the three-month and six-month periods ended June 30, 2026, $NIL (2025 – $NIL) and $130 (2025 – $NIL), respectively, of amortization of costs incurred to obtain contracts with customers was included in restructuring and other costs (see Note 16).

June 30, 2026|29

notes to condensed interim consolidated financial statements	(unaudited)

9	financing costs

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Interest expense
From transactions that only involve the raising of finance
Long-term debt, excluding lease liabilities and other (secured)
Gross	$327	$306	$655	$590
Capitalized [1] (Notes 17, 18(a))	(3)	—	(6)	(9)
Net	324	306	649	581

Short-term borrowings and other	17	12	30	29
Long-term debt prepayment premium (Note 26(e))	51	—	51	—
	392	318	730	610
From transactions that do not only involve the raising of finance
Long-term debt – lease liabilities (Notes 19, 26(h))	41	42	84	83
Long-term debt – other (secured) (Note 26(g))	6	8	11	14
Employee defined benefit plans net interest (Note 15)	4	3	7	6
Accretion on provisions (Note 25)	5	7	13	14
	56	60	115	117
	448	378	845	727
Other
Foreign exchange	(7)	12	(44)	12
	441	390	801	739
Interest income	(21)	(17)	(46)	(22)
	$420	$373	$755	$717

Net interest cost			$754	$720
Interest expense on long-term debt, excluding lease liabilities and other – capitalized [1]			(6)	(9)
Employee defined benefit plans net interest			7	6
			$755	$717

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 5.3% (2025 – 5.3%) was capitalized to property, plant and equipment assets under construction and to intangible assets with indefinite lives during the period.

30|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

10	income taxes

Expense composition and rate reconciliation

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Current income tax expense
For the current reporting period	$25	$148	$114	$265
Adjustments recognized in the current period for income taxes of prior periods	(27)	(18)	(27)	(23)
Pillar Two global minimum tax	1	—	1	1
	(1)	130	88	243
Deferred income tax expense
Arising from the origination and reversal of temporary differences	(262)	(83)	(296)	(89)
Adjustments recognized in the current period for income taxes of prior periods	12	—	12	—
Arising from write-down of deferred tax asset	89	—	89	—
	(161)	(83)	(195)	(89)
	$(162)	$47	$(107)	$154

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)	2026		2025
Income taxes computed at applicable statutory rates	$(503)	25.3%	$(55)	27.8%
Adjustments recognized in the current period for income taxes of prior periods	(15)	0.8	(18)	9.1
Pillar Two global minimum tax	1	(0.1)	—	—
Impairment of intangible assets and goodwill	229	(11.6)	107	(53.9)
Write down of deferred tax asset	89	(4.5)	—	—
(Non-taxable) non-deductible amounts, net	(5)	0.3	4	(2.0)
Withholding and other taxes	5	(0.3)	10	(5.1)
Losses not recognized	38	(1.9)	2	(1.0)
Foreign tax differential	(1)	0.1	(2)	1.0
Other	—	—	(1)	0.4
Income tax expense (recovery) per Consolidated statements of income and other comprehensive income	$(162)	8.1%	$47	(23.7)%

Six-month periods ended June 30 ($ in millions)	2026		2025
Income taxes computed at applicable statutory rates	$(450)	25.1%	$46	21.9%
Adjustments recognized in the current period for income taxes of prior periods	(15)	0.8	(23)	(11.0)
Pillar Two global minimum tax	1	(0.1)	1	0.5
Impairment of intangible assets and goodwill	229	(12.8)	107	51.0
Write down of deferred tax asset	89	(5.0)	—	—
(Non-taxable) non-deductible amounts, net	(12)	0.7	3	1.4
Withholding and other taxes	13	(0.7)	19	9.0
Losses not recognized	39	(2.1)	3	1.4
Foreign tax differential	(1)	0.1	(3)	(1.4)
Other	—	—	1	0.5
Income tax expense (recovery) per Consolidated statements of income and other comprehensive income	$(107)	6.0%	$154	73.3%

June 30, 2026|31

notes to condensed interim consolidated financial statements	(unaudited)

11	other comprehensive income

		Three-month period ended June 30, 2025					Three-month period ended June 30, 2026
		Accumulated					Accumulated
		balance,				Accumulated	balance,				Accumulated
		beginning of	Amount	Income		balance, end	beginning of	Amount	Income		balance, end
(millions)	Note	period	arising	taxes	Net	of period	period	arising	taxes	Net	of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4(e)
Derivatives used to manage currency risk
Unrealized gains (losses) arising			$(343)	$(41)				$67	$(4)
Realized (gains) losses reclassified to net income			326	52				(220)	(33)
		$(256)	(17)	11	$(28)	$(284)	$(194)	(153)	(37)	$(116)	$(310)
Derivatives used to manage other market risks	2(a)
Unrealized gains (losses) arising			35	9				8	3
Realized (gains) losses reclassified to net income			(1)	—				(2)	(1)
		(16)	34	9	25	9	(16)	6	2	4	(12)
Total		(272)	17	20	(3)	(275)	(210)	(147)	(35)	(112)	(322)
Cumulative foreign currency translation adjustment		229	(78)	—	(78)	151	191	62	—	62	253
Item never reclassified to income
Change in measurement of investment financial assets
Unrealized gains (losses) arising			1	—				(3)	—
Realized gains (losses)			3	1				1	—
		62	4	1	3	65	59	(2)	—	(2)	57
Accumulated other comprehensive income (loss)		$19	(57)	21	(78)	$(59)	$40	(87)	(35)	(52)	$(12)
Attributable to:
Common Shares		$(61)				$(85)	$40				$(12)
Non-controlling interests		80				26	—				—
		$19				$(59)	$40				$(12)
Item never reclassified to income
Employee defined benefit plan re‑measurements	15(a)		36	9	27			(1)	—	(1)
Other comprehensive income			$(21)	$30	$(51)			$(88)	$(35)	$(53)

		Six-month period ended June 30, 2025					Six-month period ended June 30, 2026
		Accumulated					Accumulated
		balance,				Accumulated	balance,				Accumulated
		beginning of	Amount	Income		balance, end	beginning of	Amount	Income		balance, end
(millions)	Note	period	arising	taxes	Net	of period	period	arising	taxes	Net	of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4(e)
Derivatives used to manage currency risk
Unrealized gains (losses) arising			$(323)	$(30)				$268	$29
Realized (gains) losses reclassified to net income			320	51				(394)	(59)
		$(260)	(3)	21	$(24)	$(284)	$(214)	(126)	(30)	$(96)	$(310)
Derivatives used to manage other market risks
Unrealized gains (losses) arising			17	5				(18)	(4)
Realized (gains) losses reclassified to net income			(3)	(1)				(3)	(1)
		(1)	14	4	10	9	4	(21)	(5)	(16)	(12)
Total		(261)	11	25	(14)	(275)	(210)	(147)	(35)	(112)	(322)
Cumulative foreign currency translation adjustment		169	(18)	—	(18)	151	150	103	—	103	253
Item never reclassified to income
Change in measurement of investment financial assets
Unrealized gains (losses) arising			3	—				(3)	—
Realized gains (losses)			6	2				(5)	(1)
		58	9	2	7	65	64	(8)	(1)	(7)	57
Accumulated other comprehensive income (loss)		$(34)	2	27	(25)	$(59)	$4	(52)	(36)	(16)	$(12)
Attributable to:
Common Shares		$(105)				$(85)	$4				$(12)
Non-controlling interests		71				26	—				—
		$(34)				$(59)	$4				$(12)
Item never reclassified to income
Employee defined benefit plan re‑measurements	15(a)		35	9	26			16	4	12
Other comprehensive income			$37	$36	$1			$(36)	$(32)	$(4)

32|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

12	per share amounts

Basic net income (loss) per Common Share is calculated by dividing net income (loss) attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income (loss) per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income (loss) was equal to diluted net income (loss) for all periods presented.

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Basic total weighted average number of Common Shares outstanding	1,574	1,525	1,568	1,519
Effect of dilutive securities — Restricted share units	—	5	—	5
Diluted total weighted average number of Common Shares outstanding	1,574	1,530	1,568	1,524

For the three-month and six-month periods ended June 30, 2026 and 2025, all and no, respectively, outstanding equity-settled restricted share unit awards were excluded in the calculation of diluted income per Common Share. For the three-month and six-month periods ended June 30, 2026, all (2025 – approximately 1 million) and all (2025 – all), respectively, TELUS Corporation share option awards were excluded in the calculation of diluted income per Common Share.

13	dividends per share
(a)	TELUS Corporation Common Share dividends declared

Six-month periods ended June 30
(millions except per share amounts)
TELUS Corporation	Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total
2026
Quarter 1 dividend	Mar. 11, 2026	$0.4184	Apr. 1, 2026	$653
Quarter 2 dividend	Jun. 10, 2026	0.4184	July 2, 2026	659
		$0.8368		$1,312
2025
Quarter 1 dividend	Mar. 11, 2025	$0.4023	Apr. 1, 2025	$610
Quarter 2 dividend	Jun. 10, 2025	0.4163	July 2, 2025	634
		$0.8186		$1,244

On July 30, 2026, our Board of Directors declared a quarterly dividend of $0.1875 per share on issued and outstanding TELUS Corporation Common Shares payable on October 1, 2026, to holders of record at the close of business on September 10, 2026. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on September 10, 2026.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. At our discretion, under the plan, we may offer TELUS Corporation Common Shares at a discount of up to 5% from the market price. During the three-month and six-month periods ended June 30, 2026, eligible shareholders who participated in the plan elected to reinvest dividends declared of $201 million (2025 - $212 million) and $405 million (2025 - $403 million), respectively.

June 30, 2026|33

notes to condensed interim consolidated financial statements	(unaudited)

14	share-based compensation
(a)	Details of share-based compensation expense

Included in Employee benefits expense in the Consolidated statements of income and other comprehensive income, and in Cash provided by operating activities in the Consolidated statements of cash flows, are the share-based compensation amounts set out in the accompanying table.

Periods ended June 30 (millions)		2026			2025
			Associated	Statement		Associated	Statement
		Employee	operating	of cash	Employee	operating	of cash
		benefits	cash	flows	benefits	cash	flows
	Note	expense [1]	outflows	adjustment	expense	outflows	adjustment
THREE-MONTH
Restricted share units	(b)	$52	$—	$52	$42	$(5)	$37
Employee share purchase plan	(c)	2	(2)	—	5	(5)	—
		$54	$(2)	$52	$47	$(10)	$37
SIX-MONTH
Restricted share units	(b)	$83	$—	$83	$83	$(5)	$78
Employee share purchase plan	(c)	3	(3)	—	13	(13)	—
Share option awards	(d)	—	—	—	1	—	1
		$86	$(3)	$83	$97	$(18)	$79

1

Within employee benefits expense (see Note 8) for the three-month and six-month periods ended June 30, 2026, restricted share units expense of $16 (2025 – $NIL) and $18 (2025 – $NIL), respectively, is included in restructuring costs (see Note 16) of the TELUS technology solutions segment and the balance is presented as share-based compensation.

(b)	Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of: our total customer connections performance condition (with a weighting of 33-1/3%; 2024 and prior awards, 25%); our free cash flow* performance condition (with a weighting of 33-1/3%; 2024 and prior awards, NIL%); and the total shareholder return on TELUS Corporation Common Shares relative to international peer groups of telecommunications companies (with a weighting of 33-1/3%; 2024 and prior awards, 75%). The grant-date fair values of the notional subsets of our restricted share units affected by the total customer connections performance condition and the free cash flow performance condition equal the fair market value of the corresponding TELUS Corporation Common Shares at the grant date; we include these notional subsets in the presentation of our restricted share units with only service conditions. For the notional subset of restricted share units affected by the relative total shareholder return performance condition, we estimate fair value using a Monte Carlo simulation due to their variable payout. Restricted share units granted in 2026 and 2025 are accounted for as equity-settled, based on their expected settlement method when granted.

*	Free cash flow is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures disclosed by other issuers (see Note 3).

34|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

	June 30,	December 31,
As at	2026	2025
Restricted share units without market performance conditions
Restricted share units with service conditions only	18,985,982	12,212,381
Notional subset affected by non-market performance conditions	2,607,868	1,148,939
	21,593,850	13,361,320
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	2,166,643	1,330,323
Number of non-vested restricted share units	23,760,493	14,691,643

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

	Number of restricted
	share units [1]		Weighted
			average grant-
	Non-vested	Vested	date fair value
THREE-MONTH PERIOD
Outstanding, April 1, 2026
Non-vested	14,205,590	—	$21.48
Vested	—	52,480	$23.58
Granted
Initial award	8,518,223	—	$17.91
In lieu of dividends	325,622	1,229	$17.92
Vested	(967,416)	967,416	$20.44
Settled
In equity	—	(966,424)	$20.63
In cash	—	(1,737)	$22.62
Forfeited	(488,169)	—	$20.97
Outstanding, June 30, 2026
Non-vested	21,593,850	—	$18.48
Vested	—	52,964	$23.52
SIX-MONTH PERIOD
Outstanding, January 1, 2026
Non-vested	13,361,320	—	$21.88
Vested	—	53,519	$23.69
Granted
Initial award	9,498,320	—	$17.96
In lieu of dividends	639,597	2,460	$17.80
Vested	(1,039,080)	1,039,080	$20.57
Settled
In equity	—	(1,026,557)	$20.74
In cash	—	(15,538)	$22.62
Forfeited	(866,307)	—	$21.21
Outstanding, June 30, 2026
Non-vested	21,593,850	—	$18.48
Vested	—	52,964	$23.52

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

June 30, 2026|35

notes to condensed interim consolidated financial statements	(unaudited)

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, dividends declared thereon during the three-month and six-month period ended June 30, 2026, of $14 million (2025 - $14 million) and $29 million (2025 - $28 million), respectively, were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

(d)Share option awards

TELUS Corporation share option awards

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed, generally, seven years from the date of grant.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Periods ended June 30, 2026	Three months		Six months
	Number of	Weighted	Number of	Weighted
	share	average share	share	average share
	options	option price [1]	options	option price [1]
Outstanding, beginning of period	3,716,234	$20.71	2,087,608	$22.48
Granted	—	$—	1,000,000	$18.48
Forfeited and other	(155,946)	$21.04	472,680	$20.35
Outstanding, end of period	3,560,288	$20.70	3,560,288	$20.70
Exercisable, end of period	—	—	1,989,235	$21.85

1	The weighted average remaining contractual life is 3.8 years.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at time of grant, calculated using the Black-Scholes model (a close-form option pricing model) are as follows:

Periods ended June 30, 2026	Three months	Six months
Share option award fair value (per share option)	—	$0.85
Risk-free interest rate	—	2.9%
Expected lives [1] (years)	—	4.9
Expected volatility	—	18.9%
Dividend yield	—	9.1%

1	The maximum contractual term of the share option awards granted in 2026 was 10 years.

36|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

15employee future benefits

(a)	Defined benefit pension plans – summary

Amounts in the primary financial statements related to defined benefit pension plans

Three-month periods ended June 30		2026			2025
			Defined			Defined
			benefit			benefit
			obligations			obligations
($ in millions)	Note	Plan assets	accrued [1]	Net	Plan assets	accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(18)		$—	$(18)
Benefits earned for past service		—	(4)		—	—
Employees’ contributions		5	—		5	—
Administrative fees		(1)	—		(1)	—
		4	(22)	$(18)	4	(18)	$(14)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		114	(102)		108	(96)
Interest effect on asset ceiling limit		(16)	—		(15)	—
		98	(102)	(4)	93	(96)	(3)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(22)			(17)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		216	—		(15)	—
Changes in plan financial assumptions [5]		—	(185)		—	150
Changes in the effect of limiting net defined benefit plan assets to the asset ceiling		(32)	—		(99)	—
		184	(185)	(1)	(114)	150	36
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				$(23)			$19

June 30, 2026|37

notes to condensed interim consolidated financial statements	(unaudited)

Six-month periods ended June 30		2026			2025
			Defined			Defined
			benefit			benefit
			obligations			obligations
($ in millions)	Note	Plan assets	accrued [1]	Net	Plan assets	accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(34)		$—	$(36)
Benefits earned for past service		—	(4)		—	—
Employees’ contributions		9	—		9	—
Administrative fees		(2)	—		(2)	—
		7	(38)	$(31)	7	(36)	$(29)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		229	(203)		215	(192)
Interest effect on asset ceiling limit		(33)	—		(29)	—
		196	(203)	(7)	186	(192)	(6)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(38)			(35)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		153	—		38	—
Changes in plan financial assumptions [5]		—	(58)		—	100
Changes in the effect of limiting net defined benefit plan assets to the asset ceiling		(79)	—		(103)	—
		74	(58)	16	(65)	100	35
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				(22)			—
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions		9	—	9	10	—	10
BENEFITS PAID BY PLANS		(234)	234	—	(234)	234	—
PLAN ACCOUNT BALANCES [6]
Change in period		52	(65)	(13)	(96)	106	10
Balance, beginning of period		8,258	(8,476)	(218)	8,262	(8,452)	(190)
Balance, end of period		$8,310	$(8,541)	$(231)	$8,166	$(8,346)	$(180)
FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued [7]	20	$8,301	$(8,067)	$234	$8,157	$(7,896)	$261
Pension plans that have defined benefit obligations accrued in excess of plan assets [8]
Funded		9	(254)	(245)	9	(226)	(217)
Unfunded		—	(220)	(220)	—	(224)	(224)
	27	9	(474)	(465)	9	(450)	(441)
		$8,310	$(8,541)	$(231)	$8,166	$(8,346)	$(180)

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.
2	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year.
3	Excluding income taxes.
4	Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year for both.
5	The discount rate used to measure the defined benefit obligations accrued at June 30, 2026, was 5.03% (December 31, 2025 – 4.90)%.

38|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

6	Effect of asset ceiling limit at June 30, 2026, was $1,463 (December 31, 2025 – $1,351). Subsequent to June 30, 2026, the TELUS Defined Contribution Pension Plan was merged into both the TELUS Corporation Pension Plan (as amended) and the Pension Plan for Management and Professional Employees of TELUS Corporation (as amended); such amendments do not affect the defined benefit obligations accrued. The amendments to these defined benefit pension plans allow for the plans’ surpluses, not previously recognized for accounting purposes (due to the asset ceiling limits), to be used to make future employer contributions for the defined contribution components, should sufficient surpluses be available to do so.
7	Presented in the Consolidated statements of financial position as Other long-term assets.
8	Presented in the Consolidated statements of financial position as Other long-term liabilities

(b)Defined contribution plans – expense

Our total defined contribution pension plan costs included as Employee benefits expense in the Consolidated statements of income and other comprehensive income are as follows:

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Union pension plan contributions	$3	$3	$6	$6
Other defined contribution pension plans	28	29	56	57
	$31	$32	$62	$63

16	restructuring and other costs
(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as further discussed in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or during post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; and adverse retrospective regulatory decisions.

Restructuring and other costs presented in the Consolidated statements of income and other comprehensive income are as follows:

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Restructuring [1] (b)
Goods and services purchased	$56	$42	$113	$76
Employee benefits expense	97	87	212	144
	153	129	325	220
Other (c)
Goods and services purchased	17	4	30	10
Employee benefits expense	19	—	149	—
	36	4	179	10
Total
Goods and services purchased	73	46	143	86
Employee benefits expense	116	87	361	144
	$189	$133	$504	$230

1	For the three-month and six-month periods ended June 30, 2026, excludes real estate rationalization-related restructuring net impairments of property, plant and equipment of $NIL (2025 – $1) and $4 (2025 – $4), respectively, which are included in depreciation.

June 30, 2026|39

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts for restructuring activities. In 2026, restructuring activities included ongoing and incremental efficiency initiatives, some involving employee - related costs and real estate rationalization. These initiatives were intended to enhance our long-term operating productivity and competitiveness.

(c)	Other

During the three-month and six-month periods ended June 30, 2026 and 2025, we incurred incremental external costs in connection with business combinations. Non-recurring atypical business integration expenditures associated with these business acquisitions, which qualify as neither restructuring costs nor part of the fair value of the net assets acquired, have been included as a part of other costs.

17	property, plant and equipment

	Owned assets							Right-of-use lease assets (Note 19)
		Buildings and	Computer			Assets
	Network	leasehold	hardware		Investment	under		Network
(millions)	assets	improvements	and other	Land	property	construction	Total	assets	Real estate	Other	Total	Total
AT COST
Balance as at January 1, 2026	$38,005	$4,018	$1,898	$85	$46	$721	$44,773	$2,150	$2,818	$80	$5,048	$49,821
Additions	388	11	22	—	—	409	830	372	189	31	592	1,422
Assets under construction put into service	5	96	36	—	—	(137)	—	—	—	—	—	—
Transfers	1,082	—	24	—	—	—	1,106	(1,106)	—	—	(1,106)	—
Dispositions, retirements and other	(315)	(33)	(28)	(3)	—	—	(379)	—	(76)	(4)	(80)	(459)
Net foreign exchange differences	3	6	11	—	—	6	26	—	18	—	18	44
Balance as at June 30, 2026	$39,168	$4,098	$1,963	$82	$46	$999	$46,356	$1,416	$2,949	$107	$4,472	$50,828
ACCUMULATED DEPRECIATION
Balance as at January 1, 2026	$26,410	$2,556	$1,392	$—	$1	$—	$30,359	$374	$1,565	$20	$1,959	$32,318
Depreciation [1]	793	80	87	—	1	—	961	59	137	17	213	1,174
Transfers	324	—	11	—	—	—	335	(335)	—	—	(335)	—
Dispositions, retirements and other	(338)	(34)	(35)	—	—	—	(407)	(1)	(97)	(4)	(102)	(509)
Net foreign exchange differences	2	4	8	—	—	—	14	—	12	—	12	26
Balance as at June 30, 2026	$27,191	$2,606	$1,463	$—	$2	$—	$31,262	$97	$1,617	$33	$1,747	$33,009
NET BOOK VALUE
Balance as at December 31, 2025	$11,595	$1,462	$506	$85	$45	$721	$14,414	$1,776	$1,253	$60	$3,089	$17,503
Balance as at June 30, 2026	$11,977	$1,492	$500	$82	$44	$999	$15,094	$1,319	$1,332	$74	$2,725	$17,819

1	For the six-month periods ended June 30, 2026, depreciation includes $3 in respect of impairment of real estate right-of-use lease assets.

As at June 30, 2026, our contractual commitments for the property, plant and equipment acquisitions totalled $211 million over a period ending December 31, 2028 (December 31, 2025 – $184 million over a period ending December 31, 2027).

40|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

18intangible assets and goodwill

(a)Intangible assets and goodwill, net

							Intangible
							assets with
		Intangible assets subject to amortization					indefinite lives
		Customer
		contracts, related		Access to						Total
		customer		rights-of-way,				Total		intangible
		relationships and		crowdsource	Assets under		Spectrum	intangible		assets and
(millions)	Note	subscriber base	Software	assets and other	construction	Total	licences	assets	Goodwill [1]	goodwill
AT COST
Balance as at January 1, 2026		$5,962	$9,396	$585	$517	$16,460	$13,217	$29,677	$11,325	$41,002
Additions		—	55	30	439	524	373	897	—	897
Assets under construction put into service		20	384	—	(404)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	(249)	(249)	(21)	—	(519)	—	(519)	—	(519)
Net foreign exchange differences		70	5	10	3	88	—	88	103	191
Balance as at June 30, 2026		$5,803	$9,591	$604	$555	$16,553	$13,590	$30,143	$11,428	$41,571
ACCUMULATED AMORTIZATION AND IMPAIRMENT
Balance as at January 1, 2026		$2,503	$6,533	$313	$—	$9,349	$—	$9,349	$865	$10,214
Amortization		313	498	28	—	839	—	839	—	839
Impairment	(b)	500	—	—	—	500	—	500	1,635	2,135
Dispositions, retirements and other		(260)	(247)	(4)	—	(511)	—	(511)	—	(511)
Net foreign exchange differences		30	2	6	—	38	—	38	31	69
Balance as at June 30, 2026		$3,086	$6,786	$343	$—	$10,215	$—	$10,215	$2,531	$12,746
NET BOOK VALUE
Balance as at December 31, 2025		$3,459	$2,863	$272	$517	$7,111	$13,217	$20,328	$10,460	$30,788
Balance as at June 30, 2026		$2,717	$2,805	$261	$555	$6,338	$13,590	$19,928	$8,897	$28,825

1	Accumulated amortization and impairment of goodwill of $364 is amortization recorded before 2002 and impairments (inclusive of net foreign exchange differences) recorded subsequently.

As at June 30, 2026, our contractual commitments for intangible asset acquisitions totalled $125 million over a period ending December 31, 2031 (December 31, 2025 – $70 million over a period ending December 31, 2031).

The Innovation, Science and Economic Development Canada 2026 auction of residual spectrum licences occurred during January 2026. We were the successful auction participant for 103 spectrum licences with a total purchase price of $318 million, all of which was paid during the three-month period ended March 31, 2026. We may not commercially use the licences until such time as Innovation, Science and Economic Development Canada determines that we qualify as a radio communications carrier and comply with the Canadian Ownership and Control rules.

During the three-month period ended June 30, 2026, we obtained the use of 2500 MHz band spectrum and 3500 MHz band spectrum from the previous licensee for $55 million; such subordination of licences has been approved by Innovation, Science and Economic Development Canada.

(b)Impairment testing

The cash-generating units’ goodwill carrying amounts are as follows:

As at (millions)	June 30, 2026	December 31, 2025
TELUS technology solutions	$7,691	$7,024
TELUS health	1,206	935
TELUS digital experience	—	2,501
	$8,897	$10,460

As at June 30, 2026, the relevant circumstances of the TELUS digital experience cash-generating unit were not consistent with those existing at the time of the December 2025 test, including due to structural changes in our operations, as referenced in Note 5, which arose in 2026 associated with the privatization of TELUS International (Cda) Inc. in fiscal 2025. These structural changes necessitated the reallocation of $0.9 billion of goodwill that had previously been attributed to the TELUS digital experience cash-generating unit. Specifically, $0.7 billion was reallocated to the TELUS technology solutions cash-generating unit and $0.2 billion was reallocated to the TELUS health cash-generating unit. Due to these structural changes and resulting goodwill reallocation, IFRS Accounting Standards required us to concurrently test the carrying values of the affected cash-generating units’ goodwill amounts. As at March 31, 2026, the recoverable amount of the TELUS digital experience cash-generating unit was slightly in excess of its carrying amount.

June 30, 2026|41

notes to condensed interim consolidated financial statements	(unaudited)

Had growth projections in the projection period been lower by more than trivial amounts, or had the discount rate been greater by more than a trivial amount, the March 31, 2026, estimate of the recoverable amount of the TELUS digital cash-generating unit would have been less; we believed that any reasonably possible change in other key assumptions on which our calculation of the recoverable amount of the TELUS digital experience cash-generating unit was based would not have caused its carrying value to exceed its recoverable amount.

On a multi-year basis, the TELUS digital experience cash-generating unit’s competitive industry continues to experience, and be increasingly challenged by, competitors and customers both actively building scale on an accelerated basis and, increasingly, technological innovation. These dynamics adversely affected both the level, timing and nature of customer demand in legacy services, specifically for content moderation and ad-relevancy, search-related services as these are being automated by the transition to AI. The customer demand dynamic is further affected by contract durations that vary by service line and have termination rights for our customers with limited notice and without penalty or termination fees, allowing them to make adjustments to service levels that can adversely, and relatively quickly, impact our revenue.

In the context of this multi-year experience for the TELUS digital experience cash-generating unit, during the three-month period ended June 30, 2024, we determined that updated growth projections had resulted in its estimated recoverable amount to be slightly in excess of its carrying amount; and, during the three-month period ended June 30, 2025, we determined that updated growth projections had resulted in its estimated recoverable amount being exceeded by its carrying amount and thus recorded a $0.5 billion goodwill impairment.

As part of our ongoing consideration of trends, commitments, events and uncertainties informing our significant estimates and assumptions, in the context of cash-generating unit impairment testing, we determine if, and how, it is necessary to adjust growth projections in the projection period. During the three-month period ended June 30, 2026, we experienced demand ramp-downs and more pronounced churn in legacy services provided to certain hyperscale customers as these services are being automated faster than anticipated. We have also reassessed our AI-enabling services growth trajectory and, while these services are expected to grow: customer adoption is slower than we previously anticipated, notably for certain larger customers; sales cycles have become further extended, both for existing and new customers; and, deal sizes have compressed. The extended sales cycles affect and challenge the entirety of the projection period. During the three-month period ended June 30, 2026, we determined it necessary to further downward adjust the growth projections in the projection period used for our impairment testing so as to reflect current economic conditions and updated historical information.

The June 30, 2026, test, using an estimated recoverable amount of $1.8 billion, resulted in an impairment of $2.1 billion, of which $1.6 billion was an irreversible goodwill impairment (which reduced the carrying value of the TELUS digital experience cash-generating unit’s goodwill to $NIL) and the remainder of $0.5 billion was allocated to related customer relationships. Such recoverable amount was determined based on a fair value less costs of disposal method (such method categorized as a Level 3 fair value measure) and used a discount rate of 9.6% (December 31, 2025 – 9.6%), a perpetual growth rate of 2.5% (December 31, 2025 – 2.5%) and cash flow projections through the end of 2030 (December 31, 2025 – 2029). We validated the results of the recoverable amount through a market-comparable approach and an analytical review of industry facts and facts that are specific to us.

The fair value less costs of disposal method uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; and the future weighted average cost of capital. Had growth projections declined in the projection period by more than trivial amounts, or had the discount rate increased by more than a trivial amount, the June 30, 2026, estimate of the recoverable amount of the TELUS digital experience cash-generating unit would be less; we believe that any reasonably possible change in other key assumptions on which our calculation of the recoverable amount of the TELUS digital experience cash-generating unit is based would not cause its carrying value to further exceed its recoverable amount. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of the TELUS digital experience cash-generating unit. Conversely, if management’s future best estimates were to favourably differ from management’s current best estimates of key assumptions and associated cash flows were to be materially positively affected, we could potentially experience future limited reversals of previously recorded impairment charges in respect of the TELUS digital experience cash-generating unit’s related customer relationships.

42|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

(c)TELUS Health partnership and monetisation strategy

Subsequent to March 31, 2026, we had initiated an active programme to identify potential strategic partners for our TELUS Health business. The monetisation strategy is part of our capital allocation framework and long-term orientation consistent with our approach to value creation.

If the active programme were to result in cash flows arising principally from disposal rather than continuing use, IFRS Accounting Standards would require us to treat such a disposal group as a separate cash-generating unit. This would necessitate a partial reallocation of goodwill that had previously been attributed to the TELUS health cash-generating unit to the disposal group cash-generating unit. Due to this goodwill reallocation, IFRS Accounting Standards would require us to concurrently test the carrying values of the newly-defined cash-generating units’ goodwill amounts and such test could result in the recording of an irreversible goodwill impairment.

19	leases

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(i); the period interest expense in respect thereof is set out in Note 9. The additions to, depreciation charges for, and carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Income from subleasing right-of-use lease assets
Co-location sublease revenue included in Operating revenues – service	$6	$12	$12	$16
Other sublease revenue included in Other income (Note 7)	$1	$2	$3	$3
Lease payments [1]	$140	$218	$1,029	$451

1	In the Consolidated statements of cash flows, the principal component of lease payments is included in Cash provided (used) by financing activities (see Note 31(b)) and the interest component of lease payments is included in Interest paid.

20	other long-term assets

		June 30,	December 31,
As at (millions)	Note	2026	2025
Pension assets	15	$234	$235
Unbilled customer finance receivables	4(a)	552	586
Derivative assets	4(d)	87	40
Deferred income taxes		77	74
Costs incurred to obtain or fulfill contracts with customers		372	370
Investments in real estate joint ventures	21(a)	254	240
Investments in associates	21(b)	207	198
Portfolio investments [1]
At fair value through net income		88	78
At fair value through other comprehensive income		702	648
Prepaid maintenance		57	38
Refundable security deposits and other		170	169
		$2,800	$2,676

1Fair value measured at reporting date using significant other observable inputs (Level 2).

June 30, 2026|43

notes to condensed interim consolidated financial statements	(unaudited)

The costs incurred to obtain and fulfill contracts with customers are as follows:

	Costs incurred to
	Obtain	Fulfill contracts
	contracts with	with
(millions)	customers	customers	Total
Balance as at April 1, 2026	$595	$87	$682
Additions	125	8	133
Amortization	(106)	(2)	(108)
Balance as at June 30, 2026	$614	$93	$707
Balance as at January 1, 2026	$701	$82	$783
Additions	261	16	277
Amortization [1]	(348)	(5)	(353)
Balance as at June 30, 2026	$614	$93	$707
Current	$301	$34	$335
Non-current	313	59	372
	$614	$93	$707

1

For the three-month and six-month periods ended June 30, 2026, $NIL (2025 – $NIL) and $130 (2025 – $NIL), respectively of amortization of costs incurred to obtain contracts with customers was included in restructuring and other costs.

44|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

21	real estate joint ventures and investments in associates
(a)	Real estate joint ventures

During 2026 and 2025, we partnered, as equals, with arm’s-length parties in real estate redevelopment projects in Alberta and British Columbia.

Summarized financial information

	June 30,	December 31,
As at (millions)	2026	2025
ASSETS
Current assets
Cash and temporary investments, net	$7	$6
Other	2	2
	9	8
Non-current assets
Investment property under development	512	466
Promissory notes [1]	432	411
	944	877
	$953	$885
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$5	$5
Non-current liabilities
Long-term debt	29	21
Liabilities	34	26
Owners’ equity
TELUS [2]	460	430
Other partners [1]	459	429
	919	859
	$953	$885

1

Other partners’ equity is gross of $432 (December 31, 2025 – $411) promissory notes issued to the joint ventures by the arm’s-length parties in the real estate redevelopment projects in British Columbia; in the event of dissolution or other wind-up of the partnerships, the other partner’s equity will first be reduced by any amounts of the promissory notes outstanding when determining the equity of the joint ventures. The primary intended method of repayment of the promissory notes is through contribution of in-kind development costs, but may optionally include cash payments.

2

The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint ventures.

June 30, 2026|45

notes to condensed interim consolidated financial statements	(unaudited)

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

	Three months		Six months
Periods ended June 30 (millions)[1]	2026	2025	2026	2025
Balance, beginning of period	$242	$189	$237	$178
Valuation provision reversal	—	—	—	3
Related to real estate joint ventures' statements of financial position
Items not affecting currently reported cash flows
Our real estate contributed	19	—	35	17
Deferred gains on our remaining interests in our real estate contributed	(9)	—	(14)	(8)
Cash flows in the current reporting period
Funds we advanced or contributed	1	—	1	—
Funds repaid to us and earnings distributed	—	—	(6)	(1)
Balance, end of period	$253	$189	$253	$189

1	We account for our interests in the real estate joint ventures using the equity method of accounting and such interests are included in our Consolidated statements of financial position as Other long-term assets (see Note 20).

(b)Investments in associates

As set out in Note 20, we include our investments in associates in our Consolidated statements of financial position as Other long-term assets. As at June 30, 2026, and December 31, 2025, we held an equity interest in Miovision Technologies Incorporated, a Canadian incorporated entity that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate when we acquired our initial equity interest. Miovision Technologies Incorporated is developing a suite of hardware and cloud-based solutions that provide cities with the data and tools they need to reduce traffic congestion, make better urban planning decisions and improve safety on their roads. Our aggregate interests in other individually immaterial associates as at June 30, 2026, totalled $36 million (December 31, 2025 – $29 million).

Miovision Technologies Incorporated

	June 30,	June 30,	December 31,
As at, or for the periods ended, ($ in millions)	2026	2025	2025
Statement of financial position [1]
Current assets	$116		$82
Non-current assets	$394		$411
Current liabilities	$46		$74
Non-current liabilities	$56		$31
Net assets	$408		$388
Statement of income and other comprehensive income [1]
THREE-MONTH
Revenue and other income	$58	$41
Net income (loss)	$(6)	$(2)
Comprehensive income (loss)	$3	$(4)
SIX-MONTH
Revenue and other income	$99	$85
Net income (loss)	$(4)	$(13)
Comprehensive income (loss)	$(2)	$(15)
Reconciliation of statement of financial position summarized financial information to carrying amounts
Net assets (above)	$408		$388
Our interest	41.9%		43.4%
Our interest in net assets (our carrying amounts)	$171		$169

1	As required by IFRS Accounting Standards, this summarized financial information is not just our share of these amounts.

46|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

22	short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving-period securitization agreement ends May 22, 2027, and requires minimum cash advances of $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts.

As at June 30, 2026, TELUS Corporation has an unsecured non–revolving $650 million (or US$ equivalent) bank credit facility, maturing June 2027, with a syndicate of financial institutions, which is to be used for general corporate purposes. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts.

Short-term borrowings of $1.2 billion (December 31, 2025 – $0.9 billion) are comprised of amounts advanced to us by the arm’s-length securitization trust ($0.9 billion; December 31, 2025 – $0.9 billion) and the non-revolving $650 million bank credit facility ($0.3 billion; December 31, 2025 – $NIL); all amounts advanced were denominated in U.S. dollars.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bilateral bank facilities and/or other.

23	accounts payable and accrued liabilities

	June 30,	December 31,
As at (millions)	2026	2025
Trade accounts payable [1]
Supply chain financing – arm’s-length third party has paid supplier	$20	$16
Supply chain financing – eligible payable [2]	15	11
Amounts that are part of supply chain financing	35	27
Amounts that are not part of supply chain financing	1,113	955
	1,148	982
Accrued liabilities	1,187	1,246
Payroll and other employee-related liabilities	622	651
Interest payable	320	389
Indirect taxes payable and other	182	226
	$3,459	$3,494

1	The composition of trade accounts payable fluctuates due to various factors, including suppliers’ invoice timing, our data processing cycle timing and the seasonal nature of certain business activities, as well as whether the statement of financial position date falls on a business day. Trade accounts payable represent future payments for invoices received in respect of both operating and capital activities, and may include amounts for assessed and self-assessed government remittances.
2	Amounts eligible for suppliers to choose to be paid in advance of industry-standard payment terms.

In 2023, we introduced a supply chain financing program that allows suppliers with qualifying trade accounts payable to opt for early payment from an arm’s-length third party, in advance of industry-standard payment terms; in turn, we reimburse the arm’s-length third party for those payments when the trade accounts payable would originally have been due.

The weighted average due dates for trade accounts payable are largely similar, within and outside the supply chain financing program, and generally payment is due within one quarter.

June 30, 2026|47

notes to condensed interim consolidated financial statements	(unaudited)

24	advance billings and customer deposits

	June 30,	December 31,
As at (millions)	2026	2025
Advance billings	$825	$877
Deferred customer activation and connection fees	4	3
Customer deposits	15	13
Contract liabilities	844	893
Other	136	160
	$980	$1,053

Contract liabilities represent our future performance obligations to customers for services and/or equipment for which we have already received consideration or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are as follows:

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Balance, beginning of period	$1,182	$1,135	$1,161	$1,102
Revenue deferred in previous period and recognized in current period	(725)	(636)	(649)	(631)
Net additions arising from operations	667	654	612	682
Additions arising from business acquisitions	—	23	—	23
Balance, end of period	$1,124	$1,176	$1,124	$1,176
Current			$965	$1,026
Non-current (Note 27)
Deferred revenues			158	147
Deferred customer activation and connection fees			1	3
			$1,124	$1,176
Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities			$965	$1,026
Reclassification to contract assets of contracts with contract liabilities less than contract assets (Note 6(c))			(108)	(119)
Reclassification from contract assets of contracts with contract assets less than contract liabilities (Note 6(c))			(13)	(17)
			$844	$890

48|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

25	provisions

				Written put
		Asset		options and
		retirement	Employee-	contingent
(millions)	Note	obligations [1]	related [2]	consideration [3]	Regulatory [2]	Other [2]	Total
Balance as at April 1, 2026		$304	$105	$240	$146	$170	$965
Additions		—	98	1	11	34	144
Reversals		—	(1)	(1)	—	(2)	(4)
Uses		(2)	(75)	(9)	(18)	(46)	(150)
Interest effects [4]	9	3	—	2	—	—	5
Effects of foreign exchange, net [4]		—	1	4	—	—	5
Balance as at June 30, 2026		$305	$128	$237	$139	$156	$965
Balance as at January 1, 2026		$301	$110	$233	$142	$175	$961
Additions		—	208	3	19	95	325
Reversals		—	(1)	(2)	—	(15)	(18)
Uses		(3)	(190)	(9)	(23)	(99)	(324)
Interest effects [4]	9	7	—	5	1	—	13
Effects of foreign exchange, net [4]		—	1	7	—	—	8
Balance as at June 30, 2026		$305	$128	$237	$139	$156	$965
Current		$12	$124	$171	$29	$57	$393
Non-current		293	4	66	110	99	572
Balance as at June 30, 2026		$305	$128	$237	$139	$156	$965

1	Additions and reversals for Asset retirement obligations are included in the Consolidated statements of financial position as Property, plant and equipment, net. Uses, to the extent that such items include a flow of cash, are included net in Cash used by investing activities in the Consolidated statements of cash flows (see Note 31(a)).
2	Additions and reversals for Employee-related, Regulatory and Other are generally included in the Consolidated statements of income and other comprehensive income as Employee benefits expense, Goods and services purchased and Goods and services purchased, respectively. Uses, to the extent that such items include a flow of cash, are generally included net in Cash provided by operating activities in the Consolidated statements of cash flows.
3	Additions and reversals for Written put options and contingent consideration are included in the Consolidated statements of financial position as Goodwill, net, and in the Consolidated statements of income and other comprehensive income as Other income, respectively. Uses, to the extent that such items include a flow of cash, are included in Cash used by investing activities in the Consolidated statements of cash flows.
4	Interest effects, excepting those arising from provision re-measurement due to change in discount rates, and Effects of foreign exchange, net, are included in the Consolidated statements of income and other comprehensive income as Financing costs.

Asset retirement obligations

We establish provisions for liabilities associated with the retirement of property, plant and equipment when these obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the retirement dates of these assets.

Employee-related

Our employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Some of these provisions are determined based on the net present value of estimated future earnings, requiring us to make key economic assumptions about the future. We have also established provisions for contingent consideration. We do not expect cash

June 30, 2026|49

notes to condensed interim consolidated financial statements	(unaudited)

outflows in respect of the written put options to occur before their initial exercisability, nor do we expect cash outflows in respect of contingent consideration to occur before completion of the related earning periods; in some instances, we may settle the provision for written put options using equity instruments. During the three-month and six-month periods ended June 30, 2026, $3 million of provisions for written put options and contingent consideration were settled using equity instruments.

Regulatory

The regulatory regime under which we operate as a telecommunications carrier in Canada sets out, among other matters, rates, terms and conditions for the provision of telecommunications services, and in turn, we may need to record associated provisions. We cannot reasonably determine the timing of cash outflows in respect of regulatory accounts.

Other

The provisions for other include: legal claims; real estate rationalization and other non-employee-related restructuring activities; and contract termination costs and onerous contracts (including those related to business acquisitions). Except as noted below, we expect the cash outflows associated with the balance accrued as at the financial statement date to occur over an indeterminate multi-year period.

As discussed further in Note 29(a), we are involved in a number of legal claims and we are aware of certain other possible legal claims. We establish provisions for legal claims when warranted, considering legal assessments, current information, and the expected availability of recourse. We cannot reasonably determine the timing of cash outflows in respect of legal claims.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

26	long-term debt

(a)Details of long-term debt

		June 30,	December 31,
As at (millions)	Note	2026	2025
Senior unsecured
TELUS Corporation senior notes	(b)	$17,247	$18,191
TELUS Corporation commercial paper	(c)	2,093	952
Other	(e)	34	295
Junior unsecured
TELUS Corporation junior subordinated notes	(f)	7,403	7,250
Secured
Other	(g)	479	537
		27,256	27,225
Lease liabilities	(h)	2,975	3,314
Long-term debt		$30,231	$30,539
Current		$3,802	$3,102
Non-current		26,429	27,437
Long-term debt		$30,231	$30,539

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations, ranking equally with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The notes’ indentures contain covenants that, among other things, limit our ability, and that of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. Upon a change in control triggering event, as defined in the supplemental trust indenture, we must offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the repurchase date.

50|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

Notes issued before September 2023 are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice before their respective maturity dates; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, notes issued before September 2023 are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of their principal amounts; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. Accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

														Redemption present
								Principal face amount						value spread
											Outstanding
						Effective		Originally			at financial			Basis	Cessation
TELUS Corporation senior note series	Issued	Maturity	Issue price			interest rate [1]		issued			statement date			points [2]	date
3.75% Notes, Series CV	December 2015	March 2026 [3]		$992.14		3.84%			$600	million	$	NIL		53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026 [4]		$998.73		2.77%			$800	million		$300	million [4]	33	May 8, 2026
2.80% U.S. Dollar Notes [5]	September 2016	February 2027	US$	991.89		2.89%		US$	600	million	US$	600	million	20	Nov. 16, 2026
3.70% U.S. Dollar Notes [5]	March 2017	September 2027	US$	998.95		3.71%		US$	500	million	US$	500	million	20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028		$997.25		2.39%			$600	million		$600	million	48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028		$989.49		3.75%			$600	million		$600	million	37	Dec. 1, 2027
4.80% Notes, Series CAO	February 2024	December 2028		$998.95		4.83%			$700	million		$700	million	28	Nov. 15, 2028
3.30% Notes, Series CY	April 2019	May 2029		$991.75		3.40%			$1.0	billion		$1.0	billion	43.5	Feb. 2, 2029
5.00% Notes, Series CAI	September 2022	September 2029		$995.69		5.07%			$350	million		$350	million	46.5	July 13, 2029
3.15% Notes, Series CAA	December 2019	February 2030		$996.49		3.19%			$600	million		$600	million	39.5	Nov. 19, 2029
5.60% Notes, Series CAM	September 2023	September 2030		$998.85		5.62%			$500	million		$500	million	46	July 9, 2030
2.05% Notes, Series CAD	October 2020	October 2030		$997.93		2.07%			$500	million		$500	million	38	July 7, 2030
4.95% Notes, Series CAP	February 2024	February 2031		$997.07		5.00%			$600	million		$600	million	34.5	Dec. 18, 2030
4.65% Notes, Series CAQ	August 2024	August 2031		$999.11		4.66%			$700	million		$700	million	38.5	June 13, 2031
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031		$997.52		2.88	% [6]		$750	million		$750	million	34	Aug. 13, 2031
3.40% U.S. Dollar Sustainability-Linked Notes [5]	February 2022	May 2032	US$	997.13		3.43	% [6]	US$	900	million	US$	900	million	25	Feb. 13, 2032
5.25% Sustainability-Linked Notes, Series CAG	September 2022	November 2032		$996.73		5.29	% [6]		$1.1	billion		$1.1	billion	51.5	Aug. 15, 2032
4.95% Sustainability-Linked Notes, Series CAJ	March 2023	March 2033		$998.28		4.97	% [6]		$500	million		$500	million	54.5	Dec. 28, 2032
5.75% Sustainability-Linked Notes, Series CAK	September 2023	September 2033		$997.82		5.78	% [6]		$850	million		$850	million	52	June 8, 2033
5.10% Sustainability-Linked Notes, Series CAN	February 2024	February 2034		$996.44		5.15	% [6]		$500	million		$500	million	38.5	Nov. 15, 2033
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%			$600	million		$129	million [7]	47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%			$400	million		$400	million	50	May 26, 2043
4.85% Notes, Series CP	Multiple [8]	April 2044		$987.91	[8]	4.93	% [8]		$500	million [8]		$900	million [8]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%			$400	million		$400	million	51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%			$500	million		$60	million [7]	60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [9]	March 2048		$998.06	[9]	4.71	% [9]		$325	million [9]		$89	million [7,9]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes [5]	June 2018	November 2048	US$	987.60		4.68%		US$	750	million	US$	561	million [7]	25	May 16, 2048
4.30% U.S. Dollar Notes [5]	May 2019	June 2049	US$	990.48		4.36%		US$	500	million	US$	371	million [7]	25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [10]	February 2050		$997.54	[10]	3.97	% [10]		$400	million [10]		$73	million [7,10]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051		$994.70		4.13%			$500	million		$49	million [7]	53	Oct. 5, 2050
5.65% Notes, Series CAH	September 2022	September 2052		$996.13		5.68%			$550	million		$550	million	61.5	Mar. 13, 2052
5.95% Notes, Series CAL	September 2023	September 2053		$992.67		6.00%			$400	million		$400	million	61.5	Mar. 8, 2053

1	The effective interest rate represents the yield the notes would provide to an initial debt holder if held to maturity and, in respect of sustainability-linked notes, if no trigger events or MFN step-ups occur.
2	For Canadian dollar-denominated notes, the redemption price is the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the cessation date, or (ii) 100% of the principal amount thereof.

For U.S. dollar-denominated notes, the redemption price is the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate (at the U.S. Treasury Rate for the 3.40% U.S. Dollar Sustainability-Linked Notes) plus the redemption present value spread calculated over the period to the cessation date, or (ii) 100% of the principal amount thereof.

3	On December 16, 2025, we exercised our right to, and did, early redeem, on January 16, 2026, all of our 3.75% Notes, Series CV.

June 30, 2026|51

notes to condensed interim consolidated financial statements	(unaudited)

4	On March 9, 2026, we exercised our right to, and did, early redeem, on May 8, 2026, $500 million of our 2.75% Notes, Series CZ.
5	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert the principal payments and interest obligations to Canadian dollar obligations as follows:

		Canadian dollar
	Interest rate	equivalent	Exchange
TELUS Corporation senior note series	fixed at	principal	rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
3.40% U.S. Dollar Sustainability-Linked Notes	3.89%	$1.1 billion	$1.2753
4.60% U.S. Dollar Notes	4.41%	$728 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$498 million	$1.3435

6	If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ending December 31, 2030, the sustainability-linked notes will incur increased interest rates from the trigger date through to their individual maturities. The interest rate on certain sustainability-linked notes may also increase (MFN step-up) if we fail to meet additional sustainability and/or environmental, social or governance targets specified in a sustainability-linked bond; the interest rate on these notes, however, in no event can exceed the initial rate by more than the combined MFN step-up and trigger event limit, whether as a result of not obtaining a sustainability performance target verification assurance certificate and/or any targets provided for in one or more future sustainability-linked bonds. Similarly, if we redeem any sustainability-linked notes without having obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the redemption date, any interest accrued will be determined using the following rates:

	Sustainability performance
	target verification
	assurance certificate
			Post-		Redemption
			trigger	Aggregate	interest
			event	MFN step-up	accrual rate
	Fiscal	Trigger	interest	and trigger	if certificate
TELUS Corporation senior note series	year	date	rate	event limit	not obtained
2.85% Sustainability-Linked Notes, Series CAF	2030	Nov. 14, 2030	3.85%	N/A	3.85%
3.40% U.S. Dollar Sustainability-Linked Notes	2030	Nov. 14, 2030	4.40%	1.50%	4.40%
5.25% Sustainability-Linked Notes, Series CAG	2030	Nov. 15, 2030	6.00%	1.50%	6.00%
4.95% Sustainability-Linked Notes, Series CAJ	2030	Mar. 28, 2031	5.70%	1.50%	5.70%
5.75% Sustainability-Linked Notes, Series CAK	2030	Apr. 30, 2031	6.35%	1.20%	6.35%
5.10% Sustainability-Linked Notes, Series CAN	2030	Feb. 15, 2031	5.60%	1.00%	5.60%

7	In the year ended December 31, 2025, we acquired TELUS Corporation senior notes pursuant to our tender offers, as set out in the following table.

		Tender offer principal face
		amount acquired (millions)
TELUS Corporation senior note series	Maturity	June 2025		Dec. 2025	Total
4.40% Notes, Series CL	April 2043		—	$471		$471
4.40% Notes, Series CU	Jan. 2046		$267	$173		$440
4.70% Notes, Series CW	Mar. 2048		—	$386		$386
4.60% U.S. Dollar Notes	Nov. 2048	US$	189	—	US$	189
4.30% U.S. Dollar Notes	June 2049	US$	129	—	US$	129
3.95% Notes, Series CAB	Feb. 2050		$695	$32		$727
4.10% Notes, Series CAE	April 2051		$422	$29		$451

8	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

52|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

9	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued in March 2018 at an issue price of $1,014.11 and an effective interest rate of 4.61%.
10	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.
(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, backstopped by our $2.75 billion revolving syndicated credit facility (see (d)), which is used for general corporate purposes, including capital expenditures and investments. Subject to conditions related to debt ratings, this program allows us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.1 billion (US$1.5 billion maximum). We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. Although commercial paper debt matures within one year, we classify it as a current portion of long-term debt as these amounts are supported by the revolving credit facility and we expect that they will continue to be supported by the revolving credit facility, which has no repayment requirements within the next year. As at June 30, 2026, we had $2.1 billion (December 31, 2025 - $1.0 billion) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$1.5 billion; December 31, 2025 - US$0.7 billion), with an effective average interest rate of 4.4%, maturing through December 2026.

(d)	TELUS Corporation credit facilities

As at June 30, 2026, TELUS Corporation had a $2.75 billion unsecured revolving syndicated bank credit facility, expiring on August 21, 2030 (December 31, 2025 – August 21, 2030), with a syndicate of financial institutions, which is used for general corporate purposes, including the backstopping of commercial paper.

The TELUS Corporation credit facilities incur interest at prime rate, U.S. Dollar Base Rate, Canadian Overnight Repo Rate Average (CORRA) or term secured overnight financing rate (SOFR) (as such terms are used or defined in the credit facilities), plus applicable margins. The credit facilities include customary representations, warranties and covenants, including two financial quarter-end ratio tests: our leverage ratio must not exceed 4.25:1.00; and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facilities.

TELUS Corporation’s continued access to these credit facilities does not depend upon TELUS Corporation maintaining a specific credit rating.

	June 30,	December 31,
As at (millions)	2026	2025
Net available	$657	$1,798
Backstop of commercial paper	2,093	952
Gross available revolving $2.75 billion bank credit facility	$2,750	$2,750

As at June 30, 2026, we had letters of credit outstanding of $61 million (December 31, 2025 – $67 million), issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility.

(e)Other (unsecured)

In 2025, a wholly owned subsidiary issued preferred shares for US$200 million to a private equity investor, in connection with the acquisition of Workplace Options; IFRS Accounting Standards required that the preferred shares be accounted for as financial liabilities. In the first quarter of 2026, the preferred shares were exchanged with the private equity investor for a US$200 million promissory note issued by the wholly owned subsidiary. The promissory note, and previously the preferred shares, were similarly featured in that they were: unsubordinated obligations, senior in right of payment to all of our existing and future subordinated indebtedness, and effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries; redeemable, in whole but not in part, at our option and, after May 13, 2030, also at the holder’s option; change in control events, as defined in the preferred investment agreement, may also have required redemption of the preferred shares; the redemption price was generally equal to a multiple of invested capital; and any accrued and un-reinvested interest would have been included in determining the redemption amount.

June 30, 2026|53

notes to condensed interim consolidated financial statements	(unaudited)

During the three-month period ended June 30, 2026, at our option, the promissory note was repaid and a prepayment premium of $51 million was recorded.

(f)TELUS Corporation junior subordinated notes

The notes are direct unsecured obligations, are subordinated to all existing and future senior indebtedness, and are effectively subordinated to all existing and future indebtedness and obligations of, or guaranteed by, our subsidiaries. For purposes of calculating leverage ratios, only one-half of the principal is included as debt in the initial post - issuance decade.

Interest is payable semi-annually and has a fixed rate reset at the interest payment date coinciding with the cessation date of the no-call period and every five years thereafter. Upon a rating event, as defined in the supplemental trust indenture, we must offer to repurchase the notes at a price equal to 102% of their principal amount plus accrued and unpaid interest to the repurchase date.

After the initial no-call period, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 10 days’ and not more than 60 days’ prior notice, on any interest payment date (prior to elapsing of the initial no-call periods, the notes are redeemable, on not fewer than 10 days’ and not more than 90 days’ prior notice, on each note’s unique first rate reset date) at redemption prices equal to 100% of their principal amounts. Accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

									Principal face amount
											Outstanding
							Initial effective		Originally		at financial		No-call period	Rate reset
TELUS Corporation junior subordinated note series	Issued		Maturity	Issue price			interest rate [1]		issued		statement date		cessation date	minimum [2]
6.25% Fixed-to-Fixed Rate, Series CAR	Multiple	[3]	July 2055		$1,006.41	[3]	6.09	% [3]	$1.1 billion	[3]	$1.5 billion	[3]	July 21, 2030	6.25%
6.75% Fixed-to-Fixed Rate, Series CAS	Multiple	[4]	July 2055		$1,020.45	[4]	6.46	% [4]	$500 million	[4]	$925 million	[4]	July 21, 2035	6.75%
U.S. Dollar 6.625% Fixed-to-Fixed Rate, Series A [5]	June 2025		Oct. 2055	US$	1,000.00		6.625%		US$700 million		US$700 million		Oct. 15, 2030	6.625%
U.S. Dollar 7.000% Fixed-to-Fixed Rate, Series B [5]	June 2025		Oct. 2055	US$	1,000.00		7.000%		US$800 million		US$800 million		Oct. 15, 2035	7.000%
U.S. Dollar 6.375% Fixed-to-Fixed Rate, Series C [5]	Dec. 2025		June 2056	US$	1,000.00		6.375%		US$800 million		US$800 million		June 9, 2031	6.375%
U.S. Dollar 6.625% Fixed-to-Fixed Rate, Series D [5]	Dec. 2025		June 2056	US$	1,000.00		6.625%		US$700 million		US$700 million		June 9, 2036	6.625%
5.375% Fixed-to-Fixed Rate, Series CAT	Dec. 2025		June 2056		$1,000.00		5.375%		$400 million		$400 million		June 9, 2031	5.375%
5.875% Fixed-to-Fixed Rate, Series CAU	Dec. 2025		June 2056		$1,000.00		5.875%		$400 million		$400 million		June 9, 2036	5.875%

1	The effective interest rate represents the minimum yield the notes would provide to an initial debt holder if held to maturity.
2	For the Canadian dollar – denominated notes, the rate reset is based upon a spread to the Five Year Government of Canada Bond Yield at the rate reset date, but is subject to a rate reset minimum.

For the U.S. Dollar - denominated notes the rate reset is based upon a spread to Five-Year U.S. Treasury Rate at the rate reset date, but is subject to a reset minimum.

3	$1.1 billion of 6.25% Fixed-to-Fixed Rate, Series CAR Notes were issued in April 2025 at an issue price of $999.65 and an initial effective interest rate of 6.25%. This series of notes was reopened in June 2025 and a further $375 million of notes were issued at an issue price of $1,026.25 and an initial effective interest rate of 5.61%.
4	$500 million of 6.75% Fixed-to-Fixed Rate, Series CAS Notes were issued in April 2025 at an issue price of $999.59 and an initial effective interest rate of 6.75%. This series of notes was reopened in June 2025 and a further $425 million of notes were issued at an issue price of $1,045.00 and an initial effective interest rate of 6.13%.
5	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that, during the first no-call periods, effectively convert the principal payments and interest obligations to Canadian dollar obligations as follows:

	First no-call	Canadian dollar
	period interest	equivalent	Exchange
TELUS Corporation junior subordinated note series	rate fixed at	principal	rate
U.S. Dollar 6.625% Fixed-to-Fixed Rate, Series A	5.79%	$1.0 billion	$1.3743
U.S. Dollar 7.000% Fixed-to-Fixed Rate, Series B	6.42%	$1.1 billion	$1.3743
U.S. Dollar 6.375% Fixed-to-Fixed Rate, Series C	5.64%	$1.1 billion	$1.3957
U.S. Dollar 6.625% Fixed-to-Fixed Rate, Series D	6.07%	$1.0 billion	$1.3955

54|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

(g)Other (secured)

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

(h)Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, which include reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.2% as at June 30, 2026.

(i)	Long-term debt maturities

Anticipated requirements for long-term debt repayments, calculated for long-term debt owed as at June 30, 2026, are as follows:

									Other
Composite long-term debt denominated in	Canadian dollars			U.S. dollars					currencies
	Long-term			Long-term		Currency swap agreement
	debt,			debt,		amounts to be exchanged
	excluding	Leases [1]		excluding	Leases				Leases
Years ending December 31 (millions)	leases	(Note 19)	Total	leases	(Note 19)	(Receive) [2]	Pay	Total	(Note 19)	Total
2026 (remainder of year)	$321	$201	$522	$2,094	$21	$(2,094)	$2,038	$2,059	$32	$2,613
2027	50	374	424	1,563	34	(1,564)	1,459	1,492	57	1,973
2028	1,952	334	2,286	—	33	—	—	33	47	2,366
2029	1,404	265	1,669	—	37	—	—	37	39	1,745
2030	1,652	219	1,871	—	39	(995)	962	6	28	1,905
2031 - 2035	5,251	463	5,714	1,279	32	(3,553)	3,364	1,122	72	6,908
Thereafter	6,283	609	6,892	5,587	—	(2,713)	2,204	5,078	3	11,973
Future cash outflows in respect of composite long-term debt principal repayments	16,913	2,465	19,378	10,523	196	(10,919)	10,027	9,827	278	29,483
Future cash outflows in respect of associated interest and like carrying costs [3]	11,500	750	12,250	10,145	68	(3,386)	3,390	10,217	89	22,556
Undiscounted contractual maturities (Note 4(b))	$28,413	$3,215	$31,628	$20,668	$264	$(14,305)	$13,417	$20,044	$367	$52,039

1	Where applicable, cash flows reflect foreign exchange rates as at June 30, 2026. Maturities and gross cash flows for the TELUS Corporation junior subordinated notes reflect the initial fixed rate reset date.
2	Future cash outflows in respect of associated interest and like carrying costs for sustainability-linked notes, commercial paper, amounts drawn under our credit facilities (if any), other (unsecured) and junior subordinated notes have been calculated based upon the rates in effect as at June 30, 2026.

27	other long-term liabilities

		June 30,	December 31,
As at (millions)	Note	2026	2025
Contract liabilities	24	$158	$132
Other		—	2
Deferred revenues		158	134
Pension benefit liabilities	15	465	453
Other post-employment benefit liabilities		94	98
Derivative liabilities	4(d)	112	167
Deferred capital expenditure government grants		66	66
Other		79	34
		974	952
Deferred customer activation and connection fees	24	1	3
		$975	$955

June 30, 2026|55

notes to condensed interim consolidated financial statements	(unaudited)

28	owners’ equity
(a)	TELUS Corporation Common Share capital - general

Our authorized share capital is as follows:

	June 30,		December 31,
As at	2026		2025
First Preferred Shares	1	billion	1	billion
Second Preferred Shares	1	billion	1	billion
Common Shares	4	billion	4	billion

Only holders of Common Shares may vote at our general meetings, with each holder entitled to one vote per Common Share held, provided that no less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at June 30, 2026, we had reserved for issuance from Treasury: approximately 95 million Common Shares under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 66 million Common Shares under restricted share unit plans (see Note 14(b)); and approximately 12 million Common Shares under share option plans (see Note 14(d)).

(b)Subsidiaries with significant non-controlling interests

TELUS International (Cda) Inc.

Our TELUS International (Cda) Inc. subsidiary was incorporated under the Business Corporations Act (British Columbia) and had geographically dispersed operations, with its principal places of business located in Asia, Central America, Europe and North America.

56|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

Summarized financial information

Summarized financial information for our TELUS International (Cda) Inc. subsidiary is set out in the accompanying table.

For the periods ended June 30, 2025 (millions)
Statement of income and other comprehensive income [1,2]
THREE-MONTH
Revenue and other income	$966
Net income (loss)	$(376)
Comprehensive income (loss)	$(504)
Net income (loss) allocated to non-controlling interest	$(252)
Other comprehensive income allocated to non-controlling interest	$(54)
Comprehensive income (loss) allocated to non-controlling interest	$(306)
SIX-MONTH
Revenue and other income	$1,928
Net income (loss)	$(411)
Comprehensive income (loss)	$(516)
Net income (loss) allocated to non-controlling interest	$(272)
Other comprehensive income allocated to non-controlling interest	$(45)
Comprehensive income (loss) allocated to non-controlling interest	$(317)
Statement of cash flows [1,2]
THREE-MONTH
Cash provided by operating activities	$43
Cash used by investing activities	$(43)
Cash provided by financing activities	$8
SIX-MONTH
Cash provided by operating activities	$102
Cash used by investing activities	$(82)
Cash used by financing activities	$(68)

1	As required by IFRS Accounting Standards, this summarized financial information excludes inter-company eliminations.
2	Amounts for periods in the year ended December 31, 2025, are prior to privatization on October 31, 2025.

Terrion

Our Terrion subsidiary was established under the Partnership Act (Ontario) on July 24, 2025, and its principal place of business is Canada. Terrion is a wireless tower infrastructure operator enabling wholesale access and co-location.

During the 160-day period (hereinafter referred to as “the year”) from the date of establishment of the partnership through December 31, 2025, Terrion capitalization activity included issuing equity in Terrion to a non-controlling interest. Subsequent to the capitalization activity, TELUS Corporation retained a 50.1% voting and economic interest in Terrion. TELUS has a call option, exercisable in whole but not in part, in respect of the non-controlling interest either in September 2027 (if there is a dispute among the partners) or after September 2057. The call option price is generally the greater of fair value and a multiple of invested capital.

June 30, 2026|57

notes to condensed interim consolidated financial statements	(unaudited)

Summarized financial information

Summarized financial information for Terrion is set out in the accompanying table.

As at, or for the periods [1] ended, (millions)	June 30, 2026	December 31, 2025
Statement of financial position [2]
Current assets	$55	$33
Non-current assets	$776	$658
Current liabilities	$47	$37
Non-current liabilities	$420	$314
Accumulated non-controlling interest in Terrion in Consolidated statement of changes in owners’ equity	$801	$799
Statement of income and other comprehensive income [2]
THREE-MONTH
Revenue and other income	$46
Net income [3]	$16
Comprehensive income [3]	$16
Net income and comprehensive income allocated to non-controlling interest	$8
SIX-MONTH
Revenue and other income	$92
Net income [3]	$32
Comprehensive income [3]	$32
Net income and comprehensive income allocated to non-controlling interest	$16
Statement of cash flows [1]
THREE-MONTH
Cash provided by operating activities	$36
Cash used by investing activities [4]	$(23)
Cash used by financing activities	$(12)
Partnership distributions to non-controlling interest (included as a use of cash in financing activities)	$9
SIX-MONTH
Cash provided by operating activities	$69
Cash used by investing activities [4]	$(33)
Cash used by financing activities	$(28)
Partnership distributions to non-controlling interest (included as a use of cash in financing activities)	$14

1	Amounts for periods in the year ended December 31, 2025, are for the 160-day period from the date of establishment, July 24, 2025, through December 31, 2025, inclusive.
2	As required by IFRS Accounting Standards, this summarized financial information excludes inter-company eliminations.
3	As Terrion is a partnership, no provision is made for income taxes in respect of the partners in determining Terrion’s net income and comprehensive income.
4	For the three-month period ended June 30, 2026, Includes additions (excluding additions from leases) to property, plant and equipment of $19 and change in associated non-cash investing working capital of $(4). For the six-month period ended June 30, 2026, Includes additions (excluding additions from leases) to property, plant and equipment of $28 and change in associated non-cash investing working capital of $(9).

(c)Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure.

58|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

On December 15, 2025, we announced that we had received approval for a normal course issuer bid to purchase and cancel up to 28 million of our Common Shares (up to a maximum of $500 million) from December 17, 2025, to December 16, 2026, through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations, including privately negotiated block purchases. Additionally, we are able to enter into an automatic share purchase plan with a broker for the purpose of permitting us to purchase our Common Shares under the normal course issuer bid at times we would not otherwise be permitted to trade in our own Common Shares, including during regularly scheduled quarterly internal blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods based upon the parameters of the normal course issuer bid as at the statement of financial position date.

The excess of the purchase price over the average stated value of Common Shares purchased for cancellation is charged to retained earnings. We cease to consider the Common Shares to be outstanding on the date of our purchase of the Common Shares, although the actual cancellation of the Common Shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

29	contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the following items.

Certified class actions

Certified class actions against us include the following:

System access fee class action

In 2004, a class action was brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national opt-in class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only. In February 2008, the Saskatchewan Court of Queen’s Bench granted an order amending the certification order so as to exclude from the class of plaintiffs any customer bound by an arbitration clause with us. After a long period of dormancy, the Plaintiff sought, in 2024, to advance the class action. The defendants have applied to dismiss the class action for want of prosecution.

June 30, 2026|59

notes to condensed interim consolidated financial statements	(unaudited)

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers. Notice of this certified class action was provided to potential class members in 2022. A summary judgment hearing has been set for February 1 to 19, 2027.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

60|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

30	related party transactions
(a)	Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities.

Total compensation expense for key management personnel and its composition, included in the Consolidated statements of income and other comprehensive income as Employee benefits expense, is as follows:

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
Short-term benefits	$5	$4	$9	$8
Post-employment pension [1] and other benefits	6	2	8	4
Share-based compensation [2]	30	19	42	32
	$41	$25	$59	$44

1	The members of our Executive Team are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.
2	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense in respect of restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made awards of share-based compensation in 2026 and 2025 to our key management personnel, as set out in the following table. As most of these awards are cliff-vesting or graded-vesting with multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2026 and 2025 initial awards is included in the amounts in the table above.

Six-month periods ended June 30	Number of	Notional	Grant-date
($ in millions)	units	value [1]	fair value [1]
2026
TELUS Corporation
Restricted share units	3,673,007	$62	$52
Share options	1,000,000	1	1
		$63	$53
2025
TELUS Corporation
Restricted share units	1,601,848	$35	$43
TELUS International (Cda) Inc.
Restricted share units	1,229,346	5	5
		$40	$48

1	The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). The notional value of share options is determined using a Black-Scholes model (a closed-form option pricing model).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units are settled when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan. As at June 30, 2026 and December 31, 2025, no share-based compensation awards accounted for as liabilities were outstanding.

June 30, 2026|61

notes to condensed interim consolidated financial statements	(unaudited)

Executive Team members’ employment agreements typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the three-month and six-month periods ended June 30, 2026, we provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis; the charges for these services amounted to $3 million (2025 – $3 million) and $6 million (2025 – $6 million), respectively, and are included net in the Consolidated statements of income and other comprehensive income as Goods and services purchased.

62|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

31	additional statement of cash flow information

(a)Statements of cash flows – operating activities and investing activities

	Three months		Six months
Periods ended June 30 (millions)	2026	2025	2026	2025
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Current
Accounts receivable	$239	$34	$278	$225
Inventories	(3)	81	21	144
Contract assets	17	16	24	12
Costs incurred to obtain or fulfill contracts with customers (Note 20)	(7)	(4)	78	(21)
Prepaid maintenance and other	(36)	(65)	(180)	(171)
Unrealized change in held for trading derivatives	(5)	(1)	1	(3)
Accounts payable and accrued liabilities (Note 24)	(25)	(70)	(71)	(319)
Advance billings and customer deposits (Note 25)	(56)	(29)	(73)	(41)
Provisions	(20)	(5)	17	1
	104	(43)	95	(173)

Non-current
Contract assets	10	31	11	52
Unbilled customer finance receivables	16	20	34	22
Unrealized change in held for trading derivatives	(3)	—	(14)	—
Costs incurred to obtain or fulfill contracts with customers (Note 20)	(18)	(14)	(2)	(28)
Prepaid maintenance	(3)	3	(19)	8
Refundable security deposits and other	3	(5)	(1)	(5)
Provisions (Note 25)	13	(26)	(31)	(110)
Contract liabilities (Note 24, 27)	9	25	22	35
Other post-employment benefit liabilities	(1)	1	(4)	6
Other long-term liabilities	37	5	45	—
	63	40	41	(20)
	$167	$(3)	$136	$(193)

INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment (Note 17)	$(775)	$(796)	$(1,422)	$(1,397)
Intangible assets subject to amortization (Note 18)	(259)	(248)	(524)	(449)
	(1,034)	(1,044)	(1,946)	(1,846)
Additions arising from leases (Note 17)	356	349	592	564
Additions arising from non-monetary transactions	—	17	25	17
Capital expenditures (Note 5)	(678)	(678)	(1,329)	(1,265)
Other non-cash items included above
Change in associated non-cash investing working capital	81	80	(25)	13
	$(597)	$(598)	$(1,354)	$(1,252)

1

For the three-month period ended June 30, 2026, includes capital expenditures of $19 (2025 – $NIL) and for the six-month period ended June 30, 2026, includes capital expenditures of $28 (2025 – $NIL) in respect of our Terrion subsidiary (see Note 28(b)).

June 30, 2026|63

notes to condensed interim consolidated financial statements	(unaudited)

(b)Changes in liabilities arising from financing activities

	Three-month period ended June 30, 2025						Three-month period ended June 30, 2026
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
				Foreign						Foreign
			Redemptions,	exchange					Redemptions,	exchange
	Beginning of	Issued or	repayments or	movement			Beginning of	Issued or	repayments or	movement
(millions)	period	received	payments	(Note 4(e))	Other	End of period	period	received	payments	(Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$610	$—	$(610)	$—	$634	$634	$653	$—	$(653)	$—	$659	$659
Dividends reinvested in shares from Treasury	—	—	205	—	(205)	—	—	—	219	—	(219)	—
	$610	$—	$(405)	$—	$429	$634	$653	$—	$(434)	$—	$440	$659
Short-term borrowings	$1,325	$19	$(349)	$(73)	$—	$922	$920	$475	$(188)	$18	$—	$1,225
Net-settled derivatives used to manage currency risk arising from U.S. dollar-denominated short-term borrowings – liability (asset)	(6)	—	(60)	67	—	1	—	41	(19)	(23)	—	(1)
	$1,319	$19	$(409)	$(6)	$—	$923	$920	$516	$(207)	$(5)	$—	$1,224

Long-term debt
TELUS Corporation senior notes	$21,277	$—	$—	$(238)	$6	$21,045	$17,664	$—	$(500)	$80	$3	$17,247
TELUS Corporation commercial paper	2,116	662	(1,690)	(97)	—	991	1,643	1,338	(933)	45	—	2,093
TELUS Corporation credit facilities	—	770	(764)	(6)	—	—	—	—	—	—	—	—
Other (unsecured)	—	280	—	(7)	—	273	299	13	(273)	(5)	—	34
TELUS Corporation junior subordinated notes	—	4,451	—	(5)	(32)	4,414	7,322	—	—	81	—	7,403
Other (secured)	580	—	(129)	—	117	568	489	—	(10)	—	—	479
Lease liabilities	2,902	—	(176)	7	360	3,093	2,714	—	(100)	3	358	2,975
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(65)	1,709	(1,742)	382	(65)	219	(112)	933	(919)	(206)	150	(154)
TELUS Communications Inc. debentures	200	—	—	—	—	200	—	—	—	—	—	—
TELUS International (Cda) Inc. credit facility	1,649	306	(256)	(91)	2	1,610	—	—	—	—	—	—
	28,659	8,178	(4,757)	(55)	388	32,413	30,019	2,284	(2,735)	(2)	511	30,077
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(1,709)	1,709	—	—	—	—	(933)	933	—	—	—
	$28,659	$6,469	$(3,048)	$(55)	$388	$32,413	$30,019	$1,351	$(1,802)	$(2)	$511	$30,077
Partnership distributions payable to non-controlling interests	$—	$—	$—	$—	$—	$—	$—	$—	$(9)	$—	$9	$—

64|June 30, 2026

notes to condensed interim consolidated financial statements	(unaudited)

	Six-month period ended June 30, 2025						Six-month period ended June 30, 2026
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
				Foreign						Foreign
			Redemptions,	exchange					Redemptions,	exchange
	Beginning of	Issued or	repayments or	movement			Beginning of	Issued or	repayments or	movement
(millions)	period	received	payments	(Note 4(e))	Other	End of period	period	received	payments	(Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$605	$—	$(1,215)	$—	$1,244	$634	$649	$—	$(1,302)	$—	$1,312	$659
Dividends reinvested in shares from Treasury	—	—	408	—	(408)	—	—	—	438	—	(438)	—
	$605	$—	$(807)	$—	$836	$634	$649	$—	$(864)	$—	$874	$659
Short-term borrowings	$922	$413	$(351)	$(62)	$—	$922	$920	$485	$(209)	$29	$—	$1,225
Net-settled derivatives used to manage currency risk arising from U.S. dollar-denominated short-term borrowings – liability (asset)	2	9	(62)	52	—	1	—	64	(28)	(37)	—	(1)
	$924	$422	$(413)	$(10)	$—	$923	$920	$549	$(237)	$(8)	$—	$1,224

Long-term debt
TELUS Corporation senior notes	$22,077	$—	$(800)	$(242)	$10	$21,045	$18,191	$—	$(1,100)	$148	$8	$17,247
TELUS Corporation commercial paper	1,404	2,124	(2,440)	(97)	—	991	952	2,698	(1,630)	73	—	2,093
TELUS Corporation credit facilities	—	770	(764)	(6)	—	—	—	—	—	—	—	—
Other (unsecured)	—	280	—	(7)	—	273	295	13	(273)	(1)	—	34
TELUS Corporation junior subordinated notes	—	4,451	—	(5)	(32)	4,414	7,250	—	—	151	2	7,403
Other (secured)	588	—	(137)	—	117	568	537	—	(21)	—	(37)	479
Lease liabilities	2,882	—	(369)	19	561	3,093	3,314	—	(945)	4	602	2,975
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(68)	2,479	(2,498)	410	(104)	219	71	1,630	(1,616)	(372)	133	(154)
TELUS Communications Inc. debentures	200	—	—	—	—	200	—	—	—	—	—	—
TELUS International (Cda) Inc. credit facility	1,703	507	(509)	(93)	2	1,610	—	—	—	—	—	—
	28,786	10,611	(7,517)	(21)	554	32,413	30,610	4,341	(5,585)	3	708	30,077
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(2,479)	2,479	—	—	—	—	(1,630)	1,630	—	—	—
	$28,786	$8,132	$(5,038)	$(21)	$554	$32,413	$30,610	$2,711	$(3,955)	$3	$708	$30,077
Partnership distributions payable to non-controlling interests	$—	$—	$—	$—	$—	$—	$—	$—	$(14)	$—	$14	$—

June 30, 2026|65